SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 1 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 229

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             FT 229

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The FT Series
          of trust

6.        Execution and termination     The FT Series; Other
          of trust agreement            Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The FT Series

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The FT Series

11.  Types of securities comprising     The FT Series

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The FT Series

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The FT Series
          by depositor, principal
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The FT Series; Rights of
                                        Unit Holders

17.       Withdrawal or redemption      The FT Series; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The FT Series;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The FT Series

50.       Trustee's lien                The FT Series

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The FT Series; Rights
          agreement with respect        of Unit Holders
          to selection or elimination
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The FT Series; Rights
          substitution or elimination   of Unit Holders
          of underlying securities

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The FT Series

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.


             SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1997
                        AS AMENDED MARCH 23, 1998

                   First Trust (registered trademark)
            WEBS European Strategic Alliance Trust, Series 1

FT 229, WEBS European Strategic Alliance Trust, Series 1 (the "Trust") is a unit investment trust consisting of a portfolio of World Equity Benchmark Shares(SM) ("WEBS(SM)") from six European WEBS Index Series (the "Equity Securities"). Each WEBS Index Series is a separate series of WEBS Index Fund, Inc., whose common stocks are listed and traded on the American Stock Exchange, Inc. ("AMEX"). Each WEBS Index Series holds a portfolio of foreign equity securities that seeks to provide investment results that correspond generally to the price and yield performance of the Morgan Stanley Capital International ("MSCI") Index for a specified European country. Specifically, the Equity Securities will consist of shares of six of the following European WEBS Index
Series: the Austria WEBS Index Series, the Belgium WEBS Index Series, the France WEBS Index Series, the Germany WEBS Index Series, the Italy WEBS Index Series, the Netherlands WEBS Index Series, the Spain WEBS Index Series, the Sweden WEBS Index Series, the Switzerland WEBS Index Series, and the United Kingdom WEBS Index Series (collectively, the "WEBS Index Series").

The investment objective of the Trust is to provide the potential for above average capital appreciation through investment in a portfolio of European WEBS included in the Trust. See "Schedule of Investments." Further information regarding the WEBS Index Series is set forth under "Portfolio." The Trust has a mandatory termination date (the "Mandatory Termination Date" or "Trust Ending Date") of approximately ___ years from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved.

Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust. The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general and of stocks in the relevant market, but may decline more than or not increase as much as stocks in general or stocks in the relevant market. See "Portfolio."

Nike Securities L.P. (the "Sponsor") may, from time to time after the Initial Date of Deposit, deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Such deposits of additional Equity Securities or cash will, therefore, be done in such a manner that the original proportionate relationship among the number of shares of the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                          Nike Securities, L.P.
           Sponsor of First Trust (registered trademark)
                           1-800-621-9533

                         FUNDS DISTRIBUTOR, INC.

            The date of this Prospectus is ____________, 1998

Page 1


Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate share relationship established on the Initial Date of Deposit, and not the actual proportionate share relationship on the subsequent date of deposit, because the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial Date of Deposit or any subsequent date of deposit. Moreover, because of fluctuations in the price of the Equity Securities, the proportionate value relationship among the Equity Securities on any subsequent date of deposit will probably be different from that established on the Initial Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"

Public Offering Price. The Public Offering Price per Unit of the Trust is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (3.95% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.295 per Unit). Commencing ________, 1998, and on the last business day of each month thereafter, through ________, 1998, a deferred sales charge of $.295 will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 3.95% of the Public Offering Price (equivalent to 3.990% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The minimum amount which an investor may purchase in the Trust is $1,000. The sales charge for the Trust is reduced on a graduated scale for sales involving
at least $            . See "Public Offering-How is the Public Offering
Price Determined?"

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Cash dividends received by the Trust will be paid on each Distribution Date to Unit holders of record on the respective Record Date as set forth in the "Summary of Essential Information," and again as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his or her pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution, automatically reinvested in additional Units of the Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. While under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of the Equity Securities on the AMEX) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the Equity Securities on the AMEX) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. Units sold to the Sponsor or tendered for redemption prior to


Page 2


such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. A Unit holder tendering 2,500 Units or more Units of the Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?"

Special Redemption, Liquidation and Investment in a New Trust. The Sponsor intends to create a separate trust (the "2000 Trust") in conjunction with the termination of this series of the Trust. The portfolio of the 2000 Trust will contain shares of the six WEBS Index Series which the Sponsor believes have the potential to provide above-average capital appreciation over the term of the 2000 Trust. Unit holders who wish to have the proceeds from their Units invested in the 2000 Trust must specify by ________, 2000 (the "Rollover Notification Date") their intention to become "Rollover Unit holders." Rollover Unit holders' Units will be redeemed in-kind on the Rollover Notification Date and the distributed Equity Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. If the 2000 Trust is offered, the proceeds of the redemption will then be invested in Units of such Trust at a reduced sales charge. Units purchased other than with redemption proceeds will be subject to the full sales charge. The Sponsor may stop creating new Units of the 2000 Trust at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash that has not been invested on behalf of the Rollover Unit holders in the 2000 Trust will be distributed at the end of the Special Redemption and Liquidation Period. The Sponsor, however, anticipates that sufficient Units can be created, although moneys in the Trust may not be fully invested on the next business day. Rollover Unit holders will receive credit for the amount of dividends in the Income Account of the Trust which will be included in the reinvestment in Units of the 2000 Trust. The exchange option described above is subject to modification, termination or suspension.

Termination. The Trust will terminate approximately two years after the Initial Date of Deposit regardless of market conditions at that time. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee shall provide written notice of any termination of the Trust to all Unit holders that will specify when Unit holders may surrender their certificates for cancellation and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of the Trust, rather than receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing the "Rollover Option" or a distribution of shares of the Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the common stocks held by a particular WEBS Index Series, or the general condition of the respective stock market (although such markets are currently at or near historically high levels, many have experienced significant volatility), foreign currency fluctuations, governmental, political, economic and fiscal policies of the representative countries, volatile interest rates, economic recession, the lack of adequate financial information concerning issuers and exchange control restrictions impacting foreign issuers. The Trust's portfolio is not managed and Equity Securities will not be sold by the Trust regardless of market fluctuations, although some Equity Securities may be sold under certain limited circumstances. Finally, the results of ownership of Units will differ from the results of ownership of the underlying Equity Securities of the Trust for various reasons, including the timing of the purchase and sale (or redemption) of Units of the Trust, sales charges and expenses of the Trust and taxes. See "What are Equity Securities?-Risk Factors."

Page 3
                                         Summary of Essential Information
                At the Opening of Business on the Initial Date of Deposit
                              of the Equity Securities-____________, 1998

Sponsor and Principal Underwriter: Nike Securities L.P.
           Principal Underwriter:  Funds Distributor, Inc.
                         Trustee:  The Chase Manhattan Bank
                       Evaluator:  First Trust Advisors L.P.

General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                                           1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                   $
   Aggregate Offering Price Evaluation of Equity Securities per Unit                                           $
   Maximum Sales Charge 3.95% of the Public Offering Price per Unit
   (3.990% of the net amount invested, exclusive of the deferred sales charge) (3)                             $
   Less Deferred Sales Charge per Unit                                                                         $(     )
Public Offering Price per Unit (3)                                                                             $
Sponsor's Initial Repurchase Price per Unit                                                                    $
Redemption Price per Unit (based on aggregate underlying
      value of Equity Securities less the deferred sales charge) (4)                                           $

Cash CUSIP Number
Reinvestment CUSIP Number
First Settlement Date                      ________, 1998
Rollover Notification Date                 ________, 2000
Special Redemption and Liquidation Period  During the period from _____ to _____.
Mandatory Termination Date                 ________, 2000
Discretionary Liquidation Amount           The Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in the Trust during the initial offering period.
Trustee's Annual Fee and Out-of-Pocket

    Expenses per Unit Outstanding          $_____ per Unit outstanding.
Evaluator's Annual Fee                     $.0030 per Unit outstanding. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m.
                                           Eastern time) on the New York Stock Exchange on each day on which it is open.
Supervisory Fee (5)                        Maximum of $.0035 per Unit outstanding annually payable to an affiliate of the
                                           Sponsor.
Estimated Annual Amortization of           $   per Unit.

    Organizational and Offering Costs (6)
Income Distribution Record Date            As soon as practicable after each WEBS Index Series' ex-dividend date.
Income Distribution Date (7)               As soon as practicable after each WEBS Index Series' respective distribution date.

_________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange is valued at the last closing sale price on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 3.95% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.295 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust. In addition to the initial sales charge, Unit holders of the Trust will pay a deferred sales charge of $.295 per Unit per month commencing ________, 1998 and on the last business day of each month thereafter through ________, 1998. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate share relationship among the individual Equity Securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "Rights of Unit Holders-How May Units be Redeemed?"

(5) In addition, the Sponsor may be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed ___ years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) If the 2000 Trust is offered, at the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

Page 4
                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of only approximately ___ years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.


                                                                                                                Amount
                                                                                                                per Unit
                                                                                                                ________
Unit holder Transaction Expenses

 Maximum total sales charge:
   Initial sales charge
      (as a percentage of the Public Offering Price)                                             1.00%(a)       $.100
   Deferred sales charge
      (as a percentage of Public Offering Price)                                                 2.95%(b)       .295
                                                                                                 _______        _______
                                                                                                  3.95%         $.395
                                                                                                 =======        =======
Maximum sales charge per year imposed on
   reinvested dividends                                                                          2.95%(c)       .295

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping, administrative, amortization
   of organizational and offering expenses and evaluation fees                                        %
Other operating expenses                                                                              %
                                                                                                 _______        _______
   Total                                                                                              %         $
                                                                                                 =======        =======


                                                           Example
                                                          _______
                                                                         Cumulative Expenses Paid for Period:
                                                                   1 Year         3 Years(d)     5 Years(d)     10 Years(d)
                                                                   ______         __________     __________     __________
An investor would pay the following expenses on a $1,000           $              $              $              $
investment, assuming the WEBS European Strategic Alliance Trust,
Series 1 estimated operating expense ratio of ___% and a 5%
annual return on the investment throughout the periods
______________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 3.95% and the maximum remaining deferred sales charge (initially $.295 per Unit) and would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.295 per month per Unit, irrespective of purchase or redemption price deducted in each of the ten months during the period from ________, 1998 to ________, 1998. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.95%. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 2.95%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only the Initial Sales Charge and the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(d) Although the Trust has a term of only approximately ____ years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over every two years into a new Trust subject only to the deferred sales charge.

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. In addition, while the Trust only has a term of approximately ___ years, investors may be able to reinvest their proceeds into a subsequently offered trust, subject to additional sales charges.

In addition to the Trust Operating Expenses noted above, the Trust will indirectly bear its proportionate share of the operating expenses of each WEBS Index Series in which the Trust invests. The aggregate weighted expense ratio for the six WEBS Index Series held by the Trust is _____.

            WEBS EUROPEAN STRATEGIC ALLIANCE TRUST, SERIES 1
                                 FT 229

What is the FT Series?

FT 229, WEBS European Strategic Alliance Trust, Series 1 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar but each of which is separate and is designated by a different series number (the "Trust"). The FT Series was previously known as The First Trust Special Situations Trust Series. The Trust is a unit investment trust created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator. The Sponsor and Funds Distributor, Inc. have jointly created the Trust and will jointly distribute Units of the Trust. Both the Sponsor and Funds Distributor, Inc. may each individually be referred to herein as a "Principal Underwriter," and collectively as the "Principal Underwriters."

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of WEBS from six European WEBS Index Series, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The investment objective of the Trust is to provide the potential for above average capital appreciation through investment in the portfolio of WEBS included in the Trust. Each WEBS Index Series is a separate series of WEBS Index Fund Inc., whose common stocks are listed and traded on the AMEX. Each WEBS Index Series holds a portfolio of foreign equity securities that seeks to provide investment results that correspond generally to the price and yield performance of the MSCI Index for a specified European country. The Trust's portfolio will be evenly weighted among the WEBS Index Series selected for the Trust. There is, of course, no guarantee that the objective of the Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the number of shares of Equity Securities in the Trust's portfolio. See "Schedule of Investments." From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust, and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities or cash will duplicate, as nearly as is practicable, the original proportionate share relationship and not the actual proportionate share relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial Date of Deposit or any subsequent date of deposit. Moreover, because of fluctuations in the price of the Equity Securities, the proportionate value relationship among the Equity Securities on any subsequent date of deposit will probably be different from that established on the Initial Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities deposited in the

Trust set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will be increased proportionately. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the undivided fractional interest represented by each outstanding Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?" The Trust has a Mandatory Termination Date as set forth herein under "Summary of Essential Information."

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trust.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as Evaluator for the Trust, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in the "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of the Trust to the extent funds are available and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and registering or qualifying the Units with the states, the initial audit of the Trust's portfolio, legal fees, the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed one year. The following additional charges are or may be incurred by the Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Equity Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders and may tend to reduce gains or increase the losses which are ultimately received by the Unit holders from investing in the Trust. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinions, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; the income of the Trust will be treated as income of the Unit holders thereof under the Code; and each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income is considered received by the Trust.

2. Unit holders will be taxed in this manner regardless of whether distribution from the Trust are actually received by the Unit holder or are automatically reinvested.

3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an in-kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Equity Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unit holders holding securities that are substantially identical to the Equity Securities. Unit holders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gains will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, in general, will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for units in a new series of the Trust (the "2000 Trust") will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holders deemed ownership of the securities underlying the Units in the 2000 Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for Federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of 28% or 20%, depending upon the holding period of the capital asset. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum stated rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated rate of 28%. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of a Unit. Generally, capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Net short-term capital gain is taxed at the same rate as ordinary income. However, Unit holders should consult their own tax advisors regarding the holding period and the tax rate of capital gains. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The 1997 Act provides that the application of these rules in the case of pass-through entities such as the Trust will be prescribed in future U.S. Treasury Regulations. Accordingly, Unit holders should consult their own tax advisers as to the tax rate applicable to capital gain dividends.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

As discussed in "Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his Units for Units of the 2000 Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in the 2000 Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091 (d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisors.

Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

Distributions on the WEBS Index Series shares which are taxable as ordinary income to the Unit holders will constitute dividends for Federal income tax purposes. To the extent dividends received by the WEBS Index Series are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to the pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitation on a possible modification of the dividends received deduction.

Because more than 50% of the value of the total assets of WEBS Index Series consist of stock or securities in foreign corporations, WEBS Index Series may elect to pass through to its shareholders the foreign income and similar taxes paid by WEBS Index Series in order to enable such shareholders to take a credit (or deduction) for foreign income taxes paid by WEBS Index Series. If such an election is made, Unit holders of the Trust, because they are deemed to own a pro rata portion of the WEBS Index Series shares held by the Trust, as described above, must include in their gross income, for Federal income tax purposes, both their portion of dividends received by the Trust from WEBS Index Series, and also their portion of the amount which WEBS Index Series deems to be the Trust's portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of WEBS Index Series from its foreign investments. Unit holders may then subtract from their Federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. Unit holders should consult their tax advisers regarding this election and its consequences to them.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors. At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trust Eligible for Retirement Plans?"

The foregoing discussion relates only to the tax treatment of United States Unit holders ("U.S. Unit holders") with regard to Federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trust that
(a) is (i) for United States Federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.

Are Investments in the Trust Eligible for Retirement Plans?

Units of the Trust are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary. Accordingly, investors considering investing through a retirement plan should consider doing so with funds already in such plan.

                                PORTFOLIO

What are the WEBS Index Series?

The Trust will consist of a portfolio of WEBS issued by several WEBS Index Series as described herein.

The WEBS Index Series are separate series of WEBS Index Fund, Inc. (the "Index Fund"). Each WEBS Index Series invests primarily in common stocks in an effort to track the performance of a specified foreign equity market index.

The investment objective of each WEBS Index Series is to seek to provide investment results that correspond generally to the price and yield performance of publicly traded securities in the aggregate in particular markets, as represented by a particular foreign equity securities index compiled by Morgan Stanley Capital International ("MSCI"). The MSCI Indices (as defined herein) utilized by the WEBS Index Series in which the Trust invests reflect the reinvestment of net dividends.

The shares of common stock of each WEBS Index Series are sometimes referred to as "World Equity Benchmark Shares(SM)" or "WEBS(SM)." The WEBS are listed for trading on the AMEX. The non-redeemable WEBS trade on the AMEX during the day at prices that differ to some degree from their net asset value. There can be no assurance that an active trading market will be maintained for the WEBS. See "Investment Considerations and Risks" for a discussion of certain investment considerations and risks that should be considered by potential investors.

The Index Fund issues and redeems WEBS of each WEBS Index Series only in aggregations of a specified number of shares (each, a "Creation Unit") at net asset value. Except when aggregated in Creation Units, WEBS are not redeemable securities of the Index Fund. The Trust has not purchased Creation Units from the Index Fund; it has acquired WEBS through the Authorized Participants (as that term is defined in the Index Fund's Statement of Additional Information), which may be derived from Creation Units, or in open market transactions on the AMEX.

The Index Fund is managed and advised by Barclays Global Fund Advisors (the "Adviser"). PFPC Inc. (the "Administrator") provides certain administrative services to each WEBS Index Series of the Index Fund. Funds Distributor, Inc. (the "Distributor") serves as the principal underwriter and distributor of the Index Fund's shares. The Distributor does not maintain a secondary market in WEBS. Morgan Stanley Trust Company ("MSTC") serves as Sub-Administrator, as Custodian for the cash and portfolio securities of each WEBS Index Series and as Lending Agent for each WEBS Index Series.

The information in this Prospectus regarding the Index Fund and its WEBS Index Series has been derived from the Index Fund's Prospectus dated October 29, 1997. Both the Prospectus and the Statement of Additional Information for the Index Fund, each dated October 29, 1997, provide further discussion of certain topics referred to in this Prospectus and other information which may be of interest to investors. Both the Index Fund's Prospectus and Statement of Additional Information have been filed with the Securities and Exchange Commission (the "SEC") and are incorporated herein by reference. Copies of these documents may be obtained without charge by writing to the Distributor. The Index Fund's Prospectus, Statement of Additional Information, material incorporated by reference in the Index Fund's Prospectus and other information regarding the Index Fund is available at the SEC's Web site (http://www.sec.gov). The Index Fund's and each WEBS Index Series' address is WEBS Index Fund, Inc., c/o PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809.

"WORLD EQUITY BENCHMARK SHARES" AND "WEBS" ARE SERVICE MARKS OF
MORGAN STANLEY, DEAN WITTER, DISCOVER & CO. AND HAVE BEEN LICENSED OR SUBLICENSED TO THE INDEX FUND AND THE TRUST. "MSCI" AND "MSCI INDICES" ARE THE PROPERTY OF MORGAN STANLEY & CO. INCORPORATED ("MORGAN STANLEY"). MORGAN STANLEY CAPITAL INTERNATIONAL IS A SERVICE MARK OF MORGAN STANLEY AND HAS BEEN LICENSED FOR USE BY THE INDEX FUND ("LICENSEE"). THE MSCI INDICES ARE DETERMINED, COMPOSED AND CALCULATED BY CAPITAL INTERNATIONAL PERSPECTIVE S.A. ("CIPSA"), A SUBSIDIARY OF CAPITAL INTERNATIONAL S.A.

WORLD EQUITY BENCHMARK SHARES ARE NOT SPONSORED, ENDORSED, OR PROMOTED BY MORGAN STANLEY. MORGAN STANLEY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE WEBS OF ANY WEBS INDEX SERIES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY, OR IN THE WEBS OF ANY WEBS INDEX SERIES PARTICULARLY, OR THE ABILITY OF THE INDICES IDENTIFIED HEREIN TO TRACK GENERAL STOCK MARKET PERFORMANCE. MORGAN STANLEY IS THE LICENSOR OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES OF MORGAN STANLEY, INCLUDING THE MORGAN STANLEY CAPITAL INTERNATIONAL SERVICE MARK ("MSCI") WHICH MARK IS ASCRIBED TO THE INDICES CREATED BY CIPSA AND LICENSED TO MORGAN STANLEY. THE MSCI INDICES IDENTIFIED HEREIN ARE DETERMINED, COMPOSED AND CALCULATED WITHOUT REGARD TO THE WEBS OF ANY WEBS INDEX SERIES OR THE ISSUER THEREOF. NEITHER MORGAN STANLEY NOR CIPSA HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OF THE WEBS OF ANY WEBS INDEX SERIES OR THE OWNERS OF THE WEBS OF ANY WEBS INDEX SERIES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING, IN THE CASE OF CIPSA, OR DISSEMINATING, IN THE CASE OF MORGAN STANLEY, THE RESPECTIVE MSCI INDICES. NEITHER MORGAN STANLEY NOR CIPSA IS RESPONSIBLE FOR, NOR HAVE THEY PARTICIPATED IN, THE DETERMINATION OF THE TIMING OF, PRICES OF, OR QUANTITIES OF THE WEBS OF ANY WEBS INDEX SERIES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE WEBS OF ANY WEBS INDEX SERIES ARE REDEEMABLE. NEITHER MORGAN STANLEY NOR CIPSA HAS ANY OBLIGATION OR LIABILITY TO OWNERS OF THE WEBS OF ANY WEBS INDEX SERIES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE WEBS OF ANY WEBS INDEX SERIES.

ALTHOUGH CIPSA SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH IT CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR CIPSA GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE COMPONENT DATA OF ANY MSCI INDEX OBTAINED FROM INDEPENDENT SOURCES. NEITHER MORGAN STANLEY NOR CIPSA MAKES ANY

WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MSCI INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER ANY LICENSE AGREEMENT OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR CIPSA MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE MSCI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR CIPSA HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The information contained herein regarding MSCI, the MSCI Indices, local securities markets and Depository Trust Company ("DTC") was obtained from publicly available sources.

                     SUMMARY OF INDEX FUND EXPENSES

The purpose of the following tables is to assist investors in understanding the various costs and expenses an investor will bear directly and indirectly with respect to each WEBS Index Series of the Index Fund. The tables show all operating expenses and fees each WEBS Index Series is expected to incur. The information under "Annual Series Operating Expenses" is based on actual expenses incurred by each WEBS Index Series in the fiscal year ended August 31, 1997, adjusted to reflect changes in the rate of Rule 12b-1 and administration fees that became effective on October 29, 1997. The examples set forth below are presented for an investment of $1,000 as required by rules of the SEC. The examples in the tables should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown. The notes to the tables and the information under "Explanation of Tables" should be carefully reviewed when reading the tables.


                                                          Austria       Belgium       France        Germany       Italy
                                                          WEBS          WEBS          WEBS          WEBS          WEBS
                                                          Index         Index         Index         Index         Index
                                                          Series        Series        Series        Series        Series
                                                          __________    ______        ______        ________      _______
Annual WEBS Index Series Operating Expenses
   (as a percentage of average net assets)
Management Fees                                             .27%          .27%          .27%          .27%          .27%
12b-1 Fees (a)                                              .20%          .20%          .20%          .20%          .20%
Other Expenses*                                            1.21%          .77%         1.05%          .90%          .86%
                                                          _____         _____         _____         _____         _____
Total Operating Expenses*                                  1.68%         1.24%         1.52%         1.37%         1.33%
                                                          =====         =====         =====         =====         =====



                                                          Netherlands   Spain         Sweden        Switzerland   United
                                                          WEBS          WEBS          WEBS          WEBS          Kingdom
                                                          Index         Index         Index         Index         WEBS Index
                                                          Series        Series        Series        Series        Series
                                                          __________    ______        ______        ___________   __________
Annual WEBS Index Series Operating Expenses
   (as a percentage of average net assets)
Management Fees                                             .27%          .27%          .27%          .27%          .27%
12b-1 Fees (a)                                              .20%          .20%          .20%          .20%          .20%
Other Expenses*                                             .99%         1.20%         1.17%         1.05%          .91%
                                                          _____         _____         _____         _____         _____
Total Operating Expenses*                                  1.46%         1.67%         1.64%         1.52%         1.38%
                                                          =====         =====         =====         =====         =====

______________

* These expense ratio percentages reflect the average daily net assets of the ten WEBS Index Series for the fiscal year ended August 31, 1997, which totaled $________. The net assets of the ten WEBS Index Series totaled $177,984,043 as of August 31, 1997.

(a) All payments by the Index Fund to the Distributor will be made pursuant to the Index Fund's Rule 12b-1 Plan at a rate set from time to time by the Index Fund's Board of Directors, provided that the annual


Page 14

rate may not exceed .25% of the Index Fund's average daily net assets. The Index Fund's Board of Directors has determined to limit the annual fee payable under the Rule 12b-1 Plan with respect to each WEBS Index Series so as not to exceed .20% of the average daily net assets of each WEBS Index Series until further notice. See "Management of the Index Fund-Distributor," below. A long-term shareholder of a WEBS Index Series may pay more in total sales charges than the economic equivalent of the maximum front-end sales charges otherwise permitted by the rules of the National Association of Securities Dealers, Inc.

Explanation of Tables

Annual Series Operating Expenses are based on actual expenses incurred by the Index Fund for the fiscal year ended August 31, 1997, as adjusted to reflect changes to the rates of Rule 12b-1 and administration fees that became effective on October 29, 1997. Actual expenses may vary and will be affected by, among other things, the levels of average net assets of a WEBS Index Series and the Index Fund. Management fees are paid to the Adviser to provide each WEBS Index Series with investment advisory, management and certain administrative services. "Other Expenses" include fees paid to the Administrator to provide the Index Fund with administrative and fund accounting services. From time to time, the Administrator may waive the administration fees otherwise payable to it or may reimburse the Index Fund for its operating expenses. On July 1, 1997, the Administrator waived all deferred fees. The waived amount totaled $648,802 as of such date. Distribution fees are paid to the Distributor, to compensate the Distributor and/or reimburse it for certain expenses and for payments made to dealers and other persons providing distribution, marketing and shareholder services to the Index Fund. See "Management of the Index Fund" for additional information.

Examples of Expenses

(a) WEBS in less than Creation Units are not redeemable. The Index Fund redeems Creation Units principally on an in-kind basis for Deposit Securities. If an investor were permitted to purchase and redeem less than a Creation Unit of WEBS on an in-kind basis, such investor would pay the following expenses on a $1,000 investment (payment with a deposit of Deposit Securities), assuming (1) a 5% annual return and (2) redemption (delivery of Deposit Securities), at the end of each indicated time period:

                                               1 Year        3 Years       5 Years       10 Years
                                               _______       _______       _______       _______
Austria WEBS Index Series                      $20.94        $56.69        $94.79        $201.37
Belgium WEBS Index Series                       17.74         44.35         72.96         154.28
France WEBS Index Series                        18.39         50.86         85.57         183.24
Germany WEBS Index Series                       15.06         44.44         75.94         165.08
Italy WEBS Index Series                         15.29         43.82         74.45         161.22
Netherlands WEBS Index Series                   18.70         49.91         83.32         177.52
Spain WEBS Index Series                         20.81         56.36         94.25         200.27
Sweden WEBS Index Series                        20.35         55.28         92.54         196.91
Switzerland WEBS Index Series                   17.86         50.33         85.05         182.75
United Kingdom WEBS Index Series                17.66         47.21         78.89         168.49

(b) Such an investor would pay the following expenses on the same investment, assuming no redemptions:


                                               1 Year        3 Years       5 Years      10 Years
                                               _______       _______       ________      _________
Austria WEBS Index Series                      $18.99        $54.74        $92.84        $199.42
Belgium WEBS Index Series                       15.17         41.78         70.39         151.71
France WEBS Index Series                        16.91         49.38         84.09         181.76
Germany WEBS Index Series                       14.50         43.88         75.38         164.52
Italy WEBS Index Series                         14.41         42.94         73.57         160.34
Netherlands WEBS Index Series                   16.76         47.97         81.38         175.58
Spain WEBS Index Series                         18.88         54.42         92.31         198.33
Sweden WEBS Index Series                        18.50         53.43         90.68         195.05
Switzerland WEBS Index Series                   16.65         49.12         83.85         181.54
United Kingdom WEBS Index Series                15.84         45.39         77.07         166.67

Page 15

The examples above illustrate the estimated expenses associated with a $1,000 investment in a Creation Unit of WEBS on an in-kind basis over periods of 1, 3, 5 and 10 years, based on the expenses in the table and an assumed annual rate of return of 5%. The presentation of a $1,000 investment in a Creation Unit is for illustration purposes only, as WEBS may only be purchased from the Index Fund or redeemed by the Index Fund in Creation Units. Further, the return of 5% and estimated expenses are for illustration purposes only and should not be considered indications of expected WEBS Index Series expenses or performance, both of which may vary. The expenses associated with a $1,000 investment in WEBS include a pro rata portion of shareholder transaction expenses associated with the purchase or sale of a Creation Unit, which would have been valued as of August 31, 1997 at between $616,844 and $7,568,662, depending on the WEBS Index Series, assuming for this purpose that the net asset value of a Creation Unit was the same as the value of the Deposit Securities as of such date.

FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the period)

The following tables set forth certain information concerning the investment results of each WEBS Index Series. The financial highlights for the periods indicated have been audited by independent auditors for the Index Fund, whose current report on the financial statements and financial highlights of the Index Fund is incorporated by reference in the Index Fund's Statement of Additional Information. The tables should be read in conjunction with the financial statements and related notes incorporated by reference in the Index Fund's Statement of Additional Information. The financial data for each WEBS Index Series for the period ending August 31, 1996 is a part of previous financial statements audited by the Index Fund's independent auditors. Further information about the performance of the Index Fund is available in the annual report to shareholders, which may be obtained free of charge by calling the Distributor at 1-800-810-WEBS (9327).

                                               Austria  WEBS       Belgium WEBS        France WEBS         Germany WEBS
                                               Index Series        Index Series        Index Series        Index Series
                                               _________________   __________________  __________________  __________________
                                               For the   For the   For the   For the   For the   For the   For the   For the
                                               year      period    year      period    year      period    year      period
                                               ended     03/12/96* ended     03/12/96* ended     03/12/96* ended     03/12/96*
                                               08/31/97  -08/31/96 08/31/97  -08/31/96 08/31/97  -08/31/96 08/31/97  -08/31/96
                                               _______   _______   _______   _______   _______   _______   _______   _________
Per Share Operating Performance
 Net asset value, beginning of period          $10.40    $10.91(1) $14.99    $14.92(1) $12.73    $12.42(1) $13.64    $13.23(1)
                                               _______   _______   _______   _______   _______   _______   _______   _______
 Net Investment Income/(loss) (+)               (0.02)     0.04      0.77      0.40      0.17      0.17      0.03      0.06
 Net realized and unrealized gain/(loss) on
 investments, foreign currency related
   transactions, and translation of other
   assets and liabilities
   denominated in foreign currencies             0.13     (0.41)     0.62      0.36      1.95      0.45      2.77      0.47
                                               _______   _______   _______   _______   _______   _______   _______   _______
 Net increase/(decrease) in net assets
  resulting from operations                      0.11     (0.37)     1.39      0.76      2.12      0.62      2.80      0.53
                                               _______   _______   _______   _______   _______   _______   _______   _______
Less distributions
 Dividends from net investment income                -    (0.02)    (0.33)    (0.54)    (0.15)    (0.09)    (0.03)    (0.03)
 Dividends from excess of net investment income      -    (0.01)    (0.28)    (0.09)      -       (0.01)    (0.01)    (0.01)
 Distributions from net realized capital gains       -    (0.03)    (0.12)    (0.06)    (0.20)     0.00**   (0.07)       -
 Distribution from excess of net realized gains      -        -        -        -         -          -        -       (0.01)
 Return of capital                                   -    (0.08)    (0.01)      -         -       (0.21)    (0.02)    (0.07)
                                               _______   _______   _______   _______   _______   _______   _______   _______
 Total dividends and distributions                   -    (0.14)    (0.74)    (0.69)    (0.35)    (0.31)    (0.13)    (0.12)
                                               _______   _______   _______   _______   _______   _______   _______   _______
 Net asset value, end of period                $10.51    $10.40    $15.64    $14.99    $14.50    $12.73    $16.31    $13.64
                                               ======    ======    ======    ======    ======    ======    ======    ======
Total Investment Return (2)                     1.06%    (3.39%)(4) 9.26%   (5.01%)(4)  16.60%    4.95%(4) 20.51%     4.00%(4)
Ratios/Supplement Data
 Net assets, end of period (in 000's)          $4,205    $13,520   $32,528   $1,800    $14,519   $22,930   $25,486   $28,664
 Ratios of expenses to average net assets (5)   1.68%      1.56%(3)  1.24%    2.29%(3)   1.52%     1.84%(3)  1.37%     1.68%(3)
 Ratios of net investment income/(loss) to     (0.22%)     0.87%(3)  4.63%    5.67%(3)   1.17%     2.72%(3)  0.23%     1.00%(3)
average
      net assets (5)
 Portfolio turnover (6)                        28.47%      9.60%(4) 16.83%     6.25%(4)  7.13%     0.00%(4)  9.04%     0.00%(4)
 Average commission rate paid                  $0.1719   $0.2986   $0.3379   $0.4327   $0.0137   $0.3956   $0.0236         -

Page 16


                                               Italy WEBS          Netherlands WEBS    Spain WEBS         Sweden WEBS
                                               Index Series        Index Series        Index Series       Index Series
                                               _________________   _________________   _________________   __________________
                                               For the   For the   For the   For the   For the   For the   For the   For the
                                               year      period    year      period    year      period    year      period
                                               ended     03/12/96* ended     03/12/96* ended     03/12/96* ended     03/12/96*
                                               08/31/97  -08/31/96 08/31/97  -08/31/96 08/31/97  -08/31/96 08/31/97  -08/31/96
                                               _______   _______   _______   _______   _______   _______   _______   _______
Per Share Operating Performance
 Net asset value, beginning of period          $13.79    $13.62(1) $17.36    $15.91(1) $14.09    $13.28(1) $14.67    $13.22(1)
                                               _______   _______   _______   _______   _______   _______   _______   _______
 Net Investment Income/(loss) (+)                0.12      0.25      0.11      0.24      0.19      0.14     (0.03)     0.20
 Net realized and unrealized gain/(loss) on
 investments, foreign currency related
   transactions, and translation of other
   assets and liabilities
   denominated in foreign currencies             3.10      0.31      4.79      1.54      5.33      0.98      4.45      1.67
                                               _______   _______   _______   _______   _______   _______   _______   _______
 Net increase/(decrease) in net assets
   resulting from operations                     3.22      0.56      4.90      1.78      5.52      1.12      4.42      1.87
                                               _______   _______   _______   _______   _______   _______   _______   _______
Less distributions
 Dividends from net investment income           (0.11)    (0.14)    (0.10)    (0.14)    (0.12)    (0.18)       -      (0.23)
 Dividends from excess of net investment income (0.24)    (0.03)    (0.01)    (0.01)    (0.05)      -          -      (0.07)
 Distributions from net realized capital gains    -       (0.14)    (0.71)    (0.08)    (0.86)    (0.13)   (0.77)     (0.12)
 Distribution from excess of net realized gains   -          -         -      (0.01)      -         -          -         -
 Return of capital                                -       (0.08)    (0.02)    (0.09)    (0.09)      -          -         -
                                               _______   _______   _______   _______   _______   _______   _______   _______
 Total dividends and distributions              (0.35)    (0.39)    (0.84)    (0.33)    (1.12)    (0.31)    (0.77)    (0.42)
                                               _______   _______   _______   _______   _______   _______   _______   _______
 Net asset value, end of period                $ 16.66   $13.79    $21.42    $17.36    $18.49    $14.09    $18.32    $14.67
                                               =======   =======   =======   =======   =======   =======   =======   =======
Total Investment Return (2)                     23.37%    4.11%(4) 28.04%    11.19%(4) 39.15%    8.45%(4)  30.10%    14.13%(4)
Ratios/Supplement Data
 Net assets, end of period (in 000's)          $32,495   $35,170   $9,661    $6,962    $ 8,321   $ 4,227   $8,243    $4,400
 Ratios of expenses to average net assets (5)    1.33%    1.43%(3)  1.46%     1.63%(3)   1.67%     1.76%(3) 1.64%     1.75%(3)
 Ratios of net investment income/(loss) to
  average net assets (5)                         0.76%    3.69%(3)  0.54%     2.93%(3)   1.04%     2.04%(3) (0.19)%   3.05%(3)
 Portfolio turnover (6)                         13.70%   19.80%(4)  12.68%    4.32%(4)  19.21%    4.73%(4)  13.71%    5.87%(4)
 Average commission rate paid                  $0.0045   $0.0046   $0.0354   $0.0651   $0.0344   $0.0723   $0.0229   $0.0561

                                               Switzerland WEBS      United Kingdom
                                               Index Series          WEBS Index Series
                                               __________________    __________________
                                               For the   For the     For the   For the
                                               year      period      year      period
                                               ended     03/12/96*   ended     03/12/96*
                                               08/31/97  -08/31/96   08/31/97   -08/31/96
                                               _______   _________   _______   _________
Per Share Operating Performance
 Net asset value, beginning of period          $12.29    $12.07(1)   $13.15    $12.14(1)
                                               _______   _______     _______   _______
 Net Investment Income/(loss) (+)               (0.04)     0.08        0.38      0.21
 Net realized and unrealized gain/(loss) on
 investments, foreign currency related
  transactions, and translation of other
  assets and liabilities denominated in
  foreign currencies                             2.11      0.24        3.62      1.06
                                               _______   _______     _______   _______
 Net increase/(decrease) in net assets
  resulting from operations                      2.07      0.32        4.00      1.27
                                               _______   _______     _______   _______
Less distributions
 Dividends from net investment income             -       (0.10)      (0.32)    (0.20)
 Dividends from excess of net investment income   -         -         (0.06)    (0.03)
 Distributions from net realized capital gains  (0.57)      -         (0.17)     0.00**
 Distribution from excess of net realized gains   -         -         -         -
 Return of capital                               0.00**     -         (0.10)    (0.03)
                                               _______   _______     _______   _______
 Total dividends and distributions              (0.57)    (0.10)      (0.65)    (0.26)
                                               _______   _______     _______   _______
 Net asset value, end of period                $13.79    $12.29      $16.50    $13.15
                                               =======   =======     =======   =======
Total Investment Return (2)                     16.69%    2.60%(4)    30.48%   10.41%(4)
Ratios/Supplement Data
 Net assets, end of period (in 000's)          $13,805   $6,158      $29,721   $15,790
 Ratios of expenses to average net assets (5)    1.52%    1.82%(3)     1.38%     1.61%(3)
 Ratios of net investment income/(loss) to
  average net assets (5)                       (0.29)%    1.39%(3)     2.47%     3.62%(3)
 Portfolio turnover (6)                         48.05%    17.06%(4)    1.84%     0.00%(4)
 Average commission rate paid                  $0.8788   $0.7852     $0.0314        -
__________

*  Commencement of operations.
** Less than one cent per share.
+  Based on average shares outstanding throughout the period.
(1) Net asset value per share on March 12, 1996 (commencement of operations).
(2) Total investment return is calculated assuming a purchase of capital stock at net asset value per share on the first day and a sale at the net asset value per share on the last day of the period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at the net asset value per share on the ex-dividend date.

Page 17

(3) Annualized.
(4) Not Annualized.
(5) Includes voluntary waivers by the AMEX. If such waivers had not been made the ratios of expenses to average net assets and ratios of net investment income/(loss) to average net assets would have been as follows:


                                             Austria         Belgium           France            Germany            Italy
                                             _______         _______           ______            _______            _____
Ratios of expenses to average net         1.69%   1.57%(3) 1.24%   2.30%(3)  1.52%   1.85%(3)  1.37%   1.69%(3)  1.33% 1.44%(3)
  assets before waivers
Ratios of net investment income/(loss)   (0.22)% 0.86%(3)  4.63%   5.66%(3)  1.17%   2.71%(3)  0.22%   0.99%(3)  0.76% 3.68%(3)
   to average net assets before waivers
                                            Netherlands        Spain             Sweden          Switzerland     United Kingdom
                                            ___________        _____             ______          ___________     ______________
Ratios of expenses to average net         1.46%   1.64%(3) 1.67%   1.77%(3)  1.64%   1.76%(3)  1.53%   1.83%(3)  1.38%  1.62%(3)
  assets before waivers
Ratios of net investment income/(loss)    0.53%   2.92%(3) 1.04%   2.03%(3)  (0.19)% 3.04%(3)  (0.29)% 1.38%(3)  2.47%  3.61%(3)
   to average net assets before waivers

(6) Excludes portfolio securities received or delivered as a result of processing capital share transactions in Creation Unit(s).

WEBS Index Fund, Inc. and its Investment Objective

The Index Fund is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), organized as a series fund. Of the 10 European WEBS Index Series of the Index Fund which currently issue shares, the following have been
included in the Trust's Portfolio:                  The United Kingdom
WEBS Index Series is classified as a "diversified" investment company under the 1940 Act. Each of the other WEBS Index Series included in the Trust is classified as a "non-diversified" investment company under the 1940 Act. The Board of Directors of the Index Fund may authorize additional WEBS Index Series in the future.

The investment objective of each WEBS Index Series is to seek to provide investment results that correspond generally to the price and yield performance of publicly traded securities in the aggregate in particular markets, as represented by a particular foreign equity securities index. Each of the WEBS Index Series included in the Trust utilizes an MSCI Index that reflects the reinvestment of net dividends as its benchmark index. See "The Benchmark MSCI Indices Utilized by the WEBS Index Series" below. Each MSCI Index is a market capital weighted index of equity securities traded on the principal securities exchange(s) and, in some cases, the over-the-counter market, of the respective country. The investment objective of each WEBS Index Series is a fundamental policy and cannot be changed without the approval of the holders of a majority of the respective WEBS Index Series' voting securities (as defined in the 1940 Act).

There can be no assurance that the investment objective of any WEBS Index Series will be achieved. In this regard, it should be noted that the benchmark indices are unmanaged and bear no management, administration, distribution, transaction or other expenses or taxes, while each WEBS Index Series must bear these expenses and are also subject to a number of limitations on its investment flexibility. The WEBS Index Series utilize a portfolio sampling technique and do not invest in all of the securities in their respective MSCI Indices. As a result, a WEBS Index Series' performance will differ from that of the benchmark MSCI Index to a greater extent than if it invested in all of the securities in the benchmark. In addition, the MSCI Indices assume that dividends are received throughout a year ("dividend smoothing") while the WEBS Index Series record them on the ex date and this can cause the performance of a WEBS Index Series to diverge from that of the benchmark, particularly over periods of less than a year. See "Implementation of Policies." In addition, certain WEBS Index Series are subject to foreign tax withholding at rates different than those assumed by the relevant benchmark index. See "The Benchmark MSCI Indices Utilized by the WEBS Index Series." Investing in WEBS of a WEBS Index Series involves special risks of investing in securities of the relevant foreign country. For a discussion of certain special considerations and risk factors relevant to an investment in WEBS, see "Investment Considerations and Risks."

World Equity Benchmark Shares: "WEBS"

The shares of common stock, par value $.001 per share, of each WEBS Index Series are referred to herein as "World Equity Benchmark Shares" or "WEBS." Except when aggregated in Creation Units, WEBS are not redeemable securities of the Index Fund. The WEBS are listed for trading on the AMEX. The non-redeemable WEBS trade on the AMEX during the day at prices that differ to some degree from their net asset value. See "Determination of Net Asset Value," "Exchange Listing and Trading of WEBS," and "Investment Consideration and Risks."

Who Should Invest?

The WEBS of each WEBS Index Series are designed for investors who seek a relatively low-cost "passive" approach for investing in a portfolio of equity securities of companies located in the country of the subject MSCI Index. Unlike equity mutual funds that seek to "beat" market averages with unpredictable results, the WEBS Index Series seek to provide investment results that correspond generally to the price and yield performance of their respective benchmark indices.

It is generally recognized that international diversification of an investment portfolio reduces risk. Many of the foreign equity securities held by the WEBS Index Series are difficult to purchase or hold, or are, as a practical matter, not available to retail investors. The WEBS Index Series offer investors a convenient way to obtain indexed exposure to the equity markets of specific foreign countries. It should be noted, however, that the prices of WEBS of a particular WEBS Index Series may be volatile, and investors should be able to tolerate sudden, sometimes substantial fluctuations in the value of their investment. No assurance can be given that any WEBS Index Series will achieve its stated objective and shareholders should understand that they will be exposed to the risks inherent in international equity investing. Because of the risks associated with international equity investments, a WEBS Index Series is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term market movements. See "Investment Considerations and Risks."

Investment Policies

The Index Fund is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, each WEBS Index Series utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its benchmark index by investing in a portfolio of stocks selected through the use of quantitative analytical procedures. Stocks are selected for inclusion in a WEBS Index Series in order to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the subject MSCI Index taken in its entirety. WEBS Index Series generally will not hold all of the stocks in their respective benchmark indices but will typically hold a representative subset of such stocks selected through the Adviser's application of portfolio sampling techniques. However, each WEBS Index Series reserves the right to invest in all of the stocks in its benchmark index and, where a WEBS Index Series benchmark index is comprised of relatively few securities, it may do so on a regular basis. In addition, a WEBS Index Series may hold stocks that are not in the relevant MSCI Index if the Adviser determines this to be appropriate in light of the WEBS Index Series' investment objective and relevant investment constraints.

Each WEBS Index Series has the policy to remain as fully invested as practicable in a pool of equity securities the performance of which will approximate the performance of the subject MSCI Index taken in its entirety. A WEBS Index Series will normally invest at least 95% of its total assets in stocks that are represented in the relevant MSCI Index, and will at all times invest at least 90% of its total assets in such stocks, except that in order to permit the Adviser additional flexibility to comply with the requirements of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and other regulatory requirements and to manage future corporate actions and index changes in the smaller markets, each of the Austria, Belgium, Netherlands, Spain, Sweden and Switzerland WEBS Index Series will at all times invest at least 80% of its total assets in such stocks and at least 10% of the remaining 20% of its total assets in such stocks or in stocks included in the relevant market, but not in the relevant MSCI Index. A WEBS Index Series may invest its remaining assets in Short-Term Investments (defined below), in stocks that are in the relevant market but not the relevant MSCI Index, and/or in combinations of certain stock index futures contracts, options on such futures contracts, stock index options, stock index swaps, cash, local currency and forward currency exchange contracts that are intended to provide the WEBS Index Series with exposure to such stocks (the WEBS Index Series will not use such instruments to leverage their investment portfolios). "Short-Term Investments" are short-term high quality debt securities that include: obligations of the United States Government and its agencies or instrumentalities; commercial paper (rated Prime-1 by Moody's Investors

Services, Inc. or A-1 by Standard & Poor's Ratings Group), bank certificates of deposit and bankers' acceptances; repurchase agreements collateralized by the foregoing securities; participation interests in such securities; and shares of money market funds (subject to applicable limits under the 1940 Act).

A WEBS Index Series will not invest in cash reserves or Short-Term Investments or utilize futures contracts, options or swap agreements as part of a temporary defensive strategy to protect against potential stock market declines. A WEBS Index Series may enter into forward currency exchange contracts in order to facilitate settlements in local markets, in connection with positions in stock index futures and to protect against currency exposure in connection with its distributions to shareholders, but not as part of a defensive strategy to protect against fluctuations in exchange rates. See "Implementation of Policies" for a description of these and other investment practices of the Index Fund.

Each WEBS Index Series has a policy to concentrate its investments in an industry or industries if, and to the extent that, its benchmark index concentrates in such industry or industries, except where the concentration of the relevant index is the result of a single stock. As a result of this policy, a WEBS Index Series will maintain at least 25% of the value of its assets in securities of issuers in each industry for which its benchmark index has a concentration of more than 25% (except where the concentration of the index is the result of a single stock).
No WEBS Index Series will concentrate its investments otherwise. If the benchmark index for a WEBS Index Series has a concentration of more than 25% because of a single stock (i.e., if one stock in the benchmark index accounts for more than 25% of the index and it is the only stock in the index in its industry), the WEBS Index Series will invest less than 25% of its assets in such stock and will reallocate the excess to stocks in other industries. Changes in a WEBS Index Series' concentration (if any) and non-concentration would be made "passively" that is, any such changes would be made solely as a result of changes in the concentrations of the benchmark index's constituents. As of August 31, 1997, as a result of this policy, the Spain WEBS Index Series concentrates in the Banking and Utilities (Electrical & Gas) industries, the Sweden WEBS Index Series concentrates in the Electrical &
Electronics industry, and the Switzerland WEBS Index Series concentrates in the Health & Personal Care industry. Since the concentration of each WEBS Index Series is based on that of its benchmark index, changes in the market values of the WEBS Index Series' portfolio securities will not necessarily trigger changes in the portfolio of such WEBS Index Series.

The concentration policy of each WEBS Index Series is a fundamental policy that may be changed only with shareholder approval. Each of the other investment policies of each WEBS Index Series is a nonfundamental policy that may be changed by the Board of Directors without shareholder approval. However, shareholders would be notified prior to any material change in these policies. See "Investment Limitations" herein and "Investment Policies and Restrictions" in the Statement of Additional Information for the Index Fund for a listing of limitations on investment practices that may only be changed with shareholder approval.

Implementation of Policies

A WEBS Index Series generally will not hold all of the issues that comprise the subject MSCI Index, due in part to the costs involved and, in certain instances, the potential illiquidity of certain securities. Instead, each WEBS Index Series will attempt to hold a representative sample of the securities in the MSCI Index, which will be selected by the Adviser utilizing quantitative analytical models in a technique known as "portfolio sampling." Under this technique, each stock is considered for inclusion in the WEBS Index Series based on its contribution to certain capitalization, industry and fundamental investment characteristics. The Adviser will seek to construct the portfolio of each WEBS Index Series so that, in the aggregate, its capitalization, industry and fundamental investment characteristics perform like those of the subject MSCI Index. Over time, the portfolio composition of a WEBS Index Series may be altered (or "rebalanced") to reflect changes in the characteristics of the subject MSCI Index or with a view to bringing the performance and characteristics of the WEBS Index Series more in line with that of the relevant MSCI Index. Such rebalancing will require the WEBS Index Series to incur transaction costs and other expenses. As noted above, each WEBS Index Series reserves the right to invest in all of the securities in the benchmark index, and WEBS Index Series with benchmark indices comprised of relatively few stocks may do so on a regular basis.

DUE TO THE USE OF THIS PORTFOLIO SAMPLING TECHNIQUE AND THE OTHER FACTORS DISCUSSED HEREIN, A WEBS INDEX SERIES IS NOT EXPECTED TO TRACK ITS BENCHMARK INDEX WITH THE SAME DEGREE OF ACCURACY AS WOULD AN INVESTMENT VEHICLE THAT INVESTED IN EVERY COMPONENT SECURITY OF THE SUBJECT INDEX. The Adviser expects that, over time, the "expected tracking error" of a WEBS Index Series relative to the performance of its benchmark index will be less than 5% and that the tracking error will generally be greater for WEBS Index Series that have benchmark indices with fewer rather than greater numbers of component stocks. An expected tracking error of 5% means that there is a 68% probability that the net asset value of the WEBS Index Series will be within plus or minus 5% of the subject MSCI Index level after one year, without rebalancing the portfolio composition. A tracking error of 0% would indicate perfect tracking, which would be achieved when the net asset value of the WEBS Index Series increases or decreases in exact proportion to changes in its benchmark index. Factors such as expenses of the Index Fund, taxes, the need to comply with the diversification and other requirements of the Internal Revenue Code, the fact that the MSCI Indices "smooth" dividend payments evenly over a year while the Index Fund records dividends on the ex date, and the fact that the MSCI Indices utilized by certain WEBS Index Series assume a different foreign tax withholding rate than that applicable to such WEBS Index Series, may adversely impact the tracking of the performance of a WEBS Index Series to that of its benchmark index. The Adviser will monitor the tracking error of each WEBS Index Series on an ongoing basis and will seek to minimize tracking error to the maximum extent possible. See also the discussion of portfolio sampling in the preceding paragraph. There can be no assurance that any WEBS Index Series will achieve any particular level of tracking error relative to the performance of the relevant benchmark index. Semiannual and annual reports of the Index Fund disclose tracking error over the previous six-month periods, and, in the event that tracking error exceeds 5%, the Board of the Index Fund will consider what action might be appropriate.

Although the policy of each WEBS Index Series is to remain substantially fully invested in equity securities, a WEBS Index Series may also invest in combinations of certain stock index futures contracts, options on such futures contracts, stock index options, stock index swaps and cash and Short-Term Investments that are intended to provide the WEBS Index Series with exposure to such equity securities, and in cash, local currency, forward currency exchange contracts and certain Short-Term Investments that are not associated with related positions in stock index futures contracts, options on such futures contracts, stock index options or stock index swaps. Such investments may be made to invest uncommitted cash balances or, in limited circumstances, to assist in meeting shareholder redemptions of Creation Units of WEBS.

A WEBS Index Series may purchase stock index futures contracts, options on such futures contracts and stock index options and may enter into stock index swaps to stimulate full investment in the underlying index to a limited extent. This may be done to facilitate trading (e.g., to rapidly gain exposure to a market in anticipation of purchasing the underlying equities over time), to reduce transaction costs or because the Adviser has determined that the use of such instruments permits the WEBS Index Series to gain exposure to the underlying equities at a lower cost than by making direct investments in the cash market. While each of these instruments can be used to leverage an investment portfolio, no WEBS Index Series may use them to leverage its net assets.

A WEBS Index Series may enter into foreign currency forward and foreign currency futures contracts to facilitate settlements in local markets, in connection with stock index futures positions, and to protect against currency exposure in connection with its distributions to shareholders, but may not enter into such contracts for speculative purposes or as a way of protecting against anticipated adverse changes in exchange rates between foreign currencies and the U.S. dollar. A foreign currency forward contract is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract.

The Index Fund may lend securities from the portfolio of a WEBS Index Series to brokers, dealers and other financial institutions desiring to borrow securities to complete transactions and for other purposes. Because the government securities or other assets that are pledged as collateral to the Index Fund in connection with these loans generate income, securities lending enables a WEBS Index Series to earn income that may partially offset the expenses of the WEBS Index Series, and thereby reduce the effect that expenses have on a WEBS Index Series' ability to provide investment results that correspond generally to the price and yield performance of its benchmark index. These loans may not exceed 33% of a WEBS Index Series' total assets. The documentation for these loans will provide that the WEBS Index Series will receive collateral equal to at least 100% of the current market value of the loaned securities, as marked to market each day that the net asset value of the WEBS Index Series is determined, consisting of government securities or other assets permitted by applicable regulations and interpretations. A WEBS Index Series will pay reasonable administrative and custodial fees in connection with the loan of securities. The WEBS Index Series will invest collateral in Short-Term Investments, and the WEBS Index Series will bear the risk of loss of the invested collateral. In addition, a WEBS Index Series will be exposed to the risk of loss should a borrower default on its obligation to return the borrowed securities. Morgan Stanley Trust Company ("MSTC") serves as Lending Agent of the Index Fund and, in such capacity, shares equally with the respective WEBS Index Series any net income earned on invested collateral. A WEBS Index Series' share of income from the loan collateral will be included in the WEBS Index Series' gross investment income. The Index Fund will comply with the conditions for securities lending established by the SEC staff.

Although each WEBS Index Series generally seeks to invest for the long term, the WEBS Index Series retain the right to sell securities irrespective of how long they have been held. However, because of the "passive" investment management approach of the Index Fund, the portfolio turnover rate for each WEBS Index Series is expected to be under 50%, a generally lower turnover rate than for many other investment companies. A portfolio turnover rate of 50% would occur if one half of a WEBS Index Series' securities were sold within one year. Ordinarily, securities are sold by a WEBS Index Series only to reflect certain administrative changes in an Index (including mergers or changes in the composition of the Index) or to accommodate cash flows out of the WEBS Index Series while seeking to keep the performance of the WEBS Index Series in line with that of its benchmark index. In addition, securities may be sold from a WEBS Index Series in certain circumstances to ensure the WEBS Index Series' compliance with the diversification and other requirements of the Internal Revenue Code and with other requirements, which would tend to raise the portfolio turnover rate of such WEBS Index Series. Purchases and sales of securities in connection with such compliance will involve transaction costs which will be borne by the respective WEBS Index Series.

A WEBS Index Series may borrow money from a bank up to a limit of 33% of the market value of its assets, but only for temporary or emergency purposes (e.g., to facilitate distributions to shareholders or to meet redemption requests (in connection with Creation Units of WEBS that the Index Fund agrees to redeem for cash) prior to the settlement of securities already sold or in the process of being sold by the WEBS Index Series). To the extent that a WEBS Index Series borrows money prior to receiving distributions on its portfolio securities or prior to selling securities in connection with a redemption, it may be leveraged; at such times, the WEBS Index Series may appreciate or depreciate in value more rapidly than its benchmark index. A WEBS Index Series will not make cash purchases of securities when the amount of money borrowed exceeds 5% of the market value of its total assets.

Investment Limitations

Each WEBS Index Series intends to observe certain limitations on its investment practices. Specifically, a WEBS Index Series may not:

(i) lend any funds or other assets except through the purchase of all or a portion of an issue of securities or obligations of the type in which it is permitted to invest (including participation interests in such securities or obligations) and except that a WEBS Index Series may lend its portfolio securities in an amount not to exceed 33% of the value of its total assets;

(ii) issue senior securities or borrow money, except borrowings from banks for temporary or emergency purposes in an amount up to 33% of the value of the WEBS Index Series' total assets (including the amount borrowed), valued at the lesser of cost or market, less liabilities (not including the amount borrowed) valued at the time the borrowing is made, and the WEBS Index Series will not purchase securities while borrowings in excess of 5% of the WEBS Index Series' total assets are outstanding, provided, that for purposes of this restriction, short-term credits necessary for the clearance of transactions are not considered borrowings;

(iii)pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings; or

(iv) purchase a security (other than obligations of the United States Government, its agencies or instrumentalities) if as a result 25% or more of its total assets would be invested in a single issuer.

Except with regard to a WEBS Index Series' borrowing policy and illiquid securities policy, all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations or other changes in total or net assets does not require elimination of any security from the WEBS Index Series' portfolio. The investment limitations described in (i) through (iv) above and the preceding paragraph, and certain additional limitations described in the Statement of Additional Information of the Index Fund, may be changed with respect to a WEBS Index Series only with the approval of the holders of a majority of the outstanding voting securities (as defined in the 1940
Act) of such WEBS Index Series.

The Benchmark MSCI Indices Utilized by the WEBS Index Series

Each WEBS Index Series included in the Trust uses the corresponding MSCI Index listed below as its benchmark. MSCI publishes several versions of each stock index that it compiles. The MSCI Indices used by WEBS Index Series in the Trust's Portfolio as benchmarks reflect the reinvestment of net dividends. "Net dividends" means dividends after reduction for taxes withheld at source at the rate applicable to holders of the underlying stocks that are resident in Luxembourg.

The stocks included in an MSCI Index are chosen by Morgan Stanley Capital International on a statistical basis. Each stock in an MSCI Index is weighted according to its market value as a percentage of the total market value of all stocks in the MSCI Index. (A stock's market value equals the number of shares outstanding times the most recent price of the security.) The inclusion of a stock in an MSCI Index in no way implies that MSCI believes the stock to be an attractive investment.

In General

The Indices were founded in 1969 by Capital International S.A. as the first international performance benchmarks constructed to facilitate accurate comparison of world markets. Morgan Stanley acquired rights to the Indices in 1986. The MSCI Indices have covered the world's developed markets since 1969, and in 1988, MSCI commenced coverage of the emerging markets.

Although local stock exchanges have traditionally calculated their own indices, these are generally not comparable with one another, due to differences in the representation of the local market, mathematical formulas, base dates and methods of adjusting for capital changes. MSCI applies the same criteria and calculation methodology across all markets for all indices, developed and emerging.

MSCI Indices are notable for the depth and breadth of their coverage. MSCI generally seeks to have 60% of the capitalization of a country's stock market reflected in the MSCI Index for such country. Thus, the MSCI Indices balance the inclusiveness of an "all share" index against the replicability of a "blue chip" index.

Weighting

All single-country MSCI Indices are market capitalization weighted, i.e., companies are included in the indices at their full market value (total number of shares issued and paid up, multiplied by price). MSCI believes full market capitalization weighting is preferable to other weighting schemes for both theoretical and practical reasons.

MSCI calculates two indices in some countries in order to address the issue of restrictions on foreign ownership in such countries. The additional indices are called "Free" indices, and they exclude companies and share classes not purchasable by foreigners.

Market capitalization weighting, combined with a consistent target of 60% of market capitalization, helps ensure that each country's weight in regional and international indices approximates its weight in the total universe of developing and emerging markets. Maintaining consistent policy among MSCI developed and emerging market indices is also critical to the calculation of certain combined developed and emerging market indices published by MSCI.

The graphs below present certain historical performance information, as calculated by MSCI, for the MSCI Indices that are the benchmark indices for each of the WEBS Index Series included in the Trust. The MSCI Indices are unmanaged securities indices and do not bear transactional or operating costs and expenses, whereas the WEBS Index Series bear fees and expenses as described herein. See "Summary of Index Fund Expenses."

Such fees and expenses reduce the return of each WEBS Index Series in comparison with its benchmark index. In addition, because each WEBS Index Series does not invest in all the securities in its benchmark index, the investment results do not necessarily correspond to those of its benchmark index. Moreover, the WEBS Index Series are subject to various limitations on their investment flexibility and these limits adversely affect their ability to meet their investment objective. See "Investment Policies" and "Implementation of Policies." The graphs measure total return based on the period's change in price, dividends paid on stocks in the index, and the effect of reinvesting dividends with adjustments for dividend withholding by foreign governments. See the first paragraph of this section. The figures provided below for 1997 are through August 29, 1997.

The MSCI Austria Index ("MSCI Austria"). The MSCI Austria consists primarily of stocks that are traded on the Vienna Stock Exchange. On August 31, 1997, the MSCI Austria consisted of 24 stocks. The three largest constituents of the MSCI Austria and the respective approximate percentages of the MSCI Austria represented thereby were OMV AG (15.17%), Bank of Austria (12.17%), and Va Technologic (11.70%) for a total of approximately 39.04% of the MSCI Austria. As of August 31, 1997, the ten largest constituents comprised approximately 80.01% of the market capitalization of the MSCI Austria. As of August 31, 1997, the three most highly represented industry sectors in the MSCI Austria, and the approximate percentages of the MSCI Austria represented thereby, were Banking (28.68%), Energy Sources (15.17%) and Machinery/Engineering (14.15%), for a total of approximately 55.58% of the MSCI Austria. The MSCI Austria represented approximately 66.0% of the aggregate capitalization of the Austrian equity markets at August 31, 1997.

The MSCI Belgium Index ("MSCI Belgium"). The MSCI Belgium consists primarily of stocks that are traded on the Brussels Stock Exchange. On August 31, 1997, the MSCI Belgium consisted of 17 stocks. As of August
31, 1997, the three largest constituents of the MSCI Belgium and the respective approximate percentages of the MSCI Belgium represented thereby were Electrabel (15.14%), Petrofina (11.79%) and Fortis Ag (11.56%), for a total of approximately 38.49% of the MSCI Belgium. As of August 31, 1997, the ten largest constituents comprised approximately 83.33% of the market capitalization of the MSCI Belgium. As of August
31, 1997, the three most highly represented industry sectors in the MSCI Belgium, and the approximate percentages of the MSCI Belgium represented thereby, were Utilities - Electrical & Gas (22.97%), Insurance (17.78%) and Banking (16.79%), for a total of approximately 57.54% of the MSCI Belgium. The MSCI Belgium represented approximately 56.0% of the aggregate capitalization of the Belgian equity markets at August 31, 1997.

The MSCI France Index ("MSCI France"). The MSCI France consists primarily of stocks that are traded on the Paris Stock Exchange. On August 31, 1997, the MSCI France consisted of 68 stocks. The three largest constituents of the MSCI France and the respective approximate percentages of the MSCI France represented thereby were Elf Aquitaine (7.46%), L'Oreal (5.94%) and Carrefour (5.70%) for a total of approximately 19.10% of the MSCI France. As of August 31, 1997, the ten largest constituents comprised approximately 49.07% of the market capitalization of the MSCI France. As of August 31, 1997, the three most highly represented industry sectors in the MSCI France, and the approximate percentages of the MSCI France represented thereby, were Energy Sources (13.08%), Health & Personal Care (12.08%) and Merchandising (11.28%), for a total of approximately 36.39% of the MSCI France. The MSCI France represented approximately 70.4% of the aggregate capitalization of the French equity markets at August 31, 1997.

The MSCI Germany Index ("MSCI Germany"). The MSCI Germany consists primarily of stocks that are traded on the Frankfurt Stock Exchange. On August 31, 1997, the MSCI Germany consisted of 67 stocks. The three largest constituents of the MSCI Germany and the respective approximate percentages of the MSCI Germany represented thereby were Allianz (9.39%), Deutsche Telekom (8.10%) and Daimler-Benz (7.14%) for a total of approximately 24.63% of the MSCI Germany. As of August 31, 1997, the ten largest constituents comprised approximately 58.64% of the market capitalization of the MSCI Germany. As of August 31, 1997, the three most highly represented industry sectors in the MSCI Germany, and the approximate percentages of the MSCI Germany represented thereby, were Insurance (15.16%), Banking (13.64%) and Automobile (11.69%), for a total of approximately 40.49% of the MSCI Germany. The MSCI Germany represented approximately 77.3% of the aggregate capitalization of the German equity markets at August 31, 1997.

The MSCI Italy Index ("MSCI Italy"). The MSCI Italy consists primarily of stocks that are traded on the Milan Stock Exchange. On August 31, 1997, the MSCI Italy consisted of 55 stocks. The three largest constituents of the MSCI Italy and the respective approximate percentages of the MSCI Italy represented thereby were ENI (22.10%), Tim Ord (11.19%) and Telecom Italia Ordinary (10.76%), for a total of approximately 44.05% of the MSCI Italy. As of August 31, 1997, the ten largest constituents comprised approximately 72.33% of the market capitalization of the MSCI Italy. As of August 31, 1997, the three most highly represented industry sectors in the MSCI Italy, and the approximate percentages of the MSCI Italy represented thereby, were Telecommunications (24.86%), Energy Services (22.10%) and Insurance (14.70%), for a total of approximately 61.66% of the MSCI Italy. The MSCI Italy represented approximately 70.6% of the aggregate capitalization of the Italian equity markets at August 31, 1997.

The MSCI Netherlands Index ("MSCI Netherlands"). The MSCI Netherlands consists primarily of stocks that are traded on the Amsterdam Stock Exchange. On August 31, 1997, the MSCI Netherlands consisted of 22 stocks. The three largest constituents of the MSCI Netherlands and the respective approximate percentages of the MSCI Netherlands represented thereby were Royal Dutch Petroleum (34.64%), ING Groep N.V. (11.39%) and Unilever NV Cert (10.30%), for a total of approximately 56.33% of the MSCI Netherlands. As of August 31, 1997, the ten largest constituents comprised approximately 91.68% of the market capitalization of the MSCI Netherlands. As of August 31, 1997, the three most highly represented industry sectors in the MSCI Netherlands, and the approximate percentages of the MSCI Netherlands represented thereby, were Energy Sources (34.64%), Financial Services (11.39%) and Food & Household Products (10.30%), for a total of approximately 56.33% of the MSCI Netherlands. The MSCI Netherlands represented approximately 70.10% of the aggregate capitalization of the Dutch equity markets at August 31, 1997.

The MSCI Spain Index ("MSCI Spain"). The MSCI Spain consists primarily of stocks that are traded on the Madrid Stock Exchange. On August 31, 1997, the MSCI Spain consisted of 31 stocks. The three largest constituents of the MSCI Spain and the respective approximate percentages of the MSCI Spain represented thereby were Telefonica de Espana (17.22%), Endesa Empresa Nal Elec. (14.81%) and Banco Bilbao Vizcaya (12.57%), for a total of approximately 44.60% of the MSCI Spain. As of August 31, 1997, the ten largest constituents comprised approximately 84.89% of the market capitalization of the MSCI Spain. As of August 31, 1997, the three most highly represented industry sectors in the MSCI Spain, and the approximate percentages of the MSCI Spain represented thereby, were Banking (30.57%), Utilities - Electrical & Gas (28.38%) and Telecommunications (17.22%), for a total of approximately 76.17% of the MSCI Spain. The MSCI Spain represented approximately 70.1% of the aggregate capitalization of the Spanish equity markets at August 31, 1997.

The MSCI Sweden Index ("MSCI Sweden"). The MSCI Sweden consists primarily of stocks that are traded on the Stockholm Stock Exchange. On August 31, 1997, the MSCI Sweden consisted of 29 stocks. As of August 31, 1997, the three largest constituents of the MSCI Sweden and the respective approximate percentages of the MSCI Sweden represented thereby were Ericsson (LM) (25.93%), Astra (13.80%) and ABB AB (6.29%), for a total of approximately 46.02% of the MSCI Sweden. As of August 31, 1997, the ten largest constituents comprised approximately 73.35% of the market capitalization of the MSCI Sweden. As of August 31, 1997, the three most highly represented industry sectors in the MSCI Sweden, and the approximate percentages of the MSCI Sweden represented thereby, were Electrical & Electronics (34.76%), Health & Personal Care (16.79%) and Banking (8.37%), for a total of approximately 59.92% of the MSCI Sweden. The MSCI Sweden represented approximately 59.70% of the aggregate capitalization of the Swedish equity markets at August 31, 1997.

The MSCI Switzerland Index ("MSCI Switzerland"). The MSCI Switzerland consists primarily of stocks that are traded on the Zurich Stock Exchange. On August 31, 1997, the MSCI Switzerland consisted of 36 stocks. The three largest constituents of the MSCI Switzerland and the respective approximate percentages of the MSCI Switzerland represented thereby were Novartis Namen (23.16%), Roche Holding Genuss (15.55%) and Nestle (12.00%), for a total of approximately 50.71% of the MSCI Switzerland. As of August 31, 1997, the ten largest constituents comprised approximately 86.30% of the market capitalization of the MSCI Switzerland. As of August 31, 1997, the three most highly represented industry sectors in the MSCI Switzerland, and the approximate percentages of the MSCI Switzerland represented thereby, were Health & Personal Care (47.48%), Banking (17.72%) and Food & Household Products (12.00%), for a total of approximately 77.20% of the MSCI Switzerland. The MSCI Switzerland represented approximately 78.80% of the aggregate capitalization of the Swiss equity markets at August 31, 1997.

The MSCI United Kingdom Index ("MSCI UK"). The MSCI UK consists primarily of stocks that are traded on the London Stock Exchange. On August 31, 1997, the MSCI UK consisted of 132 stocks. The three largest constituents of the MSCI UK and the respective approximate percentages of the MSCI UK represented thereby were British Petroleum (6.68%), Glaxo Wellcome (5.94%) and Lloyds TSB Group (5.26%), for a total of approximately 17.88% of the MSCI UK. As of August 31, 1997, the ten largest constituents comprised approximately 39.76% of the market capitalization of the MSCI UK. As of August 31, 1997, the three most highly represented industry sectors in the MSCI UK, and the approximate percentages of the MSCI UK represented thereby, were Banking (15.60%), Health & Personal Care (12.45%) and Merchandising (8.35%), for a total of approximately 36.40% of the MSCI UK. The MSCI UK represented approximately 61.90% of the aggregate capitalization of the United Kingdom equity markets at August 31, 1997.

Please refer to the APPENDIX following the last page of this document for details on the charts included at this point.

Management of the Index Fund

Board of Directors. The Board has responsibility for the overall management of the Index Fund, including general supervision of the duties performed by the Adviser and other service providers. Additional information about the Board and the officers of the Index Fund appears in the Statement of Additional Information for the Index Fund under the heading "Management of the Fund."

Adviser. Barclays Global Fund Advisors is the Adviser to the Index Fund and, subject to the supervision of the Board of the Index Fund, is responsible for the investment management of each WEBS Index Series, which includes application of portfolio optimization techniques. The Adviser is located at 45 Fremont Street, San Francisco, California 94105. The Adviser is a California Corporation indirectly owned by Barclays Bank PLC and is registered as an investment adviser under the Investment Advisers Act of 1940. As of August 31, 1997, the Adviser and its parent, Barclays Global Investors, N.A., manage, administer or advise assets aggregating in excess of $483 billion. For its investment management services to each WEBS Index Series, the Adviser is paid management fees equal to each WEBS Index Series' allocable portion of:
 .27% per annum of the aggregate net assets of the Index Fund less than or equal to $1.7 billion, plus .15% per annum of the aggregate net assets of the Index Fund between $1.7 billion and $7 billion, plus .12% per annum of the aggregate net assets of the Index Fund between $7 billion and $10 billion, plus .08% per annum of the aggregate net assets of the Index Fund in excess of $10 billion. The management fees are accrued daily and paid by the Index Fund as soon as practical after the last day of each calendar quarter. The Adviser may from time to time reimburse expenses to one or more WEBS Index Series. From time to time, a WEBS Index Series, to the extent consistent with its investment objective, policies and restrictions, may invest in the securities of companies with which the Adviser has a lending relationship.

Administrator. PFPC Inc., an indirect wholly-owned subsidiary of PNC Bank Corp., is the Administrator of the Index Fund, and is responsible for certain clerical, recordkeeping and bookkeeping services, except those performed by the Adviser, by MSTC in its capacity as Custodian, or by PNC Bank N.A. in its capacity as Transfer Agent. The Administrator has no role in determining the investment policies of the Index Fund or which securities are to be purchased or sold by the Index Fund. For the administrative and fund accounting services the Administrator provides to the Index Fund, the Administrator is paid aggregate fees equal to each WEBS Index Series' allocable portion of: .22% per annum of the aggregate average daily net assets of the Index Fund up to $1.5 billion; plus .15% per annum of the aggregate average daily net assets of the Index Fund between $1.5 billion and $3 billion, plus .14% per annum of the aggregate average daily net assets of the Index Fund between $3 billion and $5 billion, plus .13% per annum of the aggregate average daily net assets of the Index Fund between $5 billion and $7.5 billion, plus .115% per annum of the aggregate average daily net assets of the Index Fund between $7.5 billion and $10 billion, plus .10% per annum of the aggregate average daily net assets of the Index Fund in excess of $10 billion (the "Standard Fee Schedule"). The Administrator pays Morgan Stanley Trust Company a fee of .05% of the average daily net assets of the Index Fund for sub-administration services as described under "Custodian, Lending Agent and Sub-Administrator" below. From time to time the Administrator may waive all or a portion of its fees or may reimburse expenses to one or more WEBS Index Series. See "Investment Advisory, Management, Administrative and Distribution Services-The Administrator" in the Index Fund's Statement of Additional Information.

If the Administrator is terminated within the first three years of the Index Fund's operations, except if removed (i) for failing to substantially perform to the satisfaction of the Index Fund's Board its material obligations under the Agreement or (ii) in order to comply with federal or state law, the Index Fund shall pay any reasonable costs of time and material associated with the deconversion.

Distributor. Funds Distributor, Inc. is the Distributor of WEBS. Its address is 60 State Street, Suite 1300, Boston, MA 02109. Investor information can be obtained by calling 1-800-810-WEBS (9327). WEBS are sold by the Index Fund and distributed only in Creation Units. WEBS in less than Creation Units will not be distributed by the Distributor. The Distributor is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and a member of the National
Association of Securities Dealers, Inc. (the "NASD"). The Index Fund has a distribution plan pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-I Plan"). Each WEBS Index Series operates the Rule 12b-1 Plan in accordance with its terms and the NASD Rules concerning maximum sales charges. Under the Rule 12b-1 Plan, the Distributor is paid an annual fee as compensation in connection with the offering and sale of shares of each WEBS Index Series. The fees to be paid to the Distributor under the Rule 12b-1 Plan are calculated and paid monthly with respect to each WEBS Index Series at a rate set from time to time by the Index Fund's Board of Directors, provided that the annual rate may not exceed .25% of the average daily net assets of such WEBS Index Series. The Index Fund's Board of Directors has determined to limit the annual fee payable under the 12b-1 Plan with respect to each WEBS Index Series so as not to exceed .20% of the average daily net assets of each WEBS Index Series until further notice. From time to time the Distributor may waive all or a portion of the fees. These fees may be used to cover the expenses of the Distributor primarily intended to result in the sale of shares of each WEBS Index Series including payments for any activities or expenses primarily intended to result in or required for the sale of the WEBS Index Series' shares, including promotional and marketing activities related to the sale of shares of the WEBS Index Series, expenses related to the preparation, printing and distribution of prospectuses and sales literature, certain communications to and with shareholders, advertisements, and payments made to representatives or others for selling shares of the WEBS Index Series or for providing ongoing distribution assistance, shareholder services and/or maintenance of shareholder accounts. The amount of such fee is not dependent upon the distribution expenses actually incurred by the Distributor. The Distributor has no role in determining the investment policies of the Index Fund or which securities are to be purchased or sold by the Index Fund. See "Investment Advisory, Management, Administrative and Distribution Services" in the Index Fund's Statement of Additional Information.

Custodian, Lending Agent and Sub-Administrator. Morgan Stanley Trust Company ("MSTC") serves as the Custodian for the cash and portfolio securities of each WEBS Index Series of the Index Fund, as Lending Agent for each WEBS Index Series and as Sub-Administrator. As Lending Agent,
MSTC causes the delivery of loaned securities from the Index Fund to borrowers, arranges for the return of loaned securities to the Index
Fund at the termination of the loans, requests deposit of collateral, monitors daily the value of the loaned securities and collateral, requests that borrowers add to the collateral when required by the loan agreements, and provides recordkeeping and accounting services necessary for the operation of the program. For its services as Lending Agent, the Index Fund will pay MSTC, in respect of each WEBS Index Series, 50% of the net investment income earned on the collateral for securities loaned. MSTC also provides certain sub-administrative services relating to the Index Fund pursuant to a Sub-Administration Agreement and receives a fee from the Administrator equal to .05% of the Index Fund's average daily net assets for providing such services. MSTC may from time to time reimburse expenses to one or more WEBS Index Series. MSTC, as Custodian, Lending Agent and Sub-Administrator has no role in determining the investment policies of the Index Fund or which securities are to be purchased or sold by the Index Fund. The principal business address of MSTC is One Pierrepont Plaza, Brooklyn, New York 11201.

Transfer Agent. PNC Bank, N.A. ("PNC"), an indirect wholly-owned subsidiary of PNC Bank Corp., provides transfer agency services to the Index Fund. PNC, as transfer agent (the "Transfer Agent"), has no role in determining the investment policies of the Index Fund or which securities are to be purchased or sold by the Index Fund. The principal business address of PNC is Broad and Chestnut Streets, Philadelphia, PA 19110.

The Glass-Steagall Act and other applicable laws may limit the ability of a bank or other depositary institution to become an underwriter or distributor of securities. However, in the opinion of the Index Fund, these laws do not prohibit such depository institutions from providing services for investment companies such as the administrative, accounting and other services. In the event that a change in these laws prevented a bank from providing such services, it is expected that other services arrangements would be made and that shareholders would not be adversely affected.

In addition to the fees described above, the Index Fund is responsible for the payment of expenses that include, among other things, organizational expenses, compensation of the Directors of the Index Fund, reimbursement of out-of-pocket expenses incurred by the Administrator, exchange listing fees, brokerage and other costs (including costs incurred by a WEBS Index Series in connection with any rebalancing of its portfolio), legal and audit fees, and litigation and extraordinary expenses.

Exchange Listing and Trading of WEBS

The WEBS of each WEBS Index Series have been listed for trading on the AMEX. WEBS trade on the AMEX at prices that differ to some degree from their net asset value. See "Investment Considerations and Risks" and "Determination of Net Asset Value." However, given that WEBS can be created or redeemed in Creation Unit aggregations, the Index Fund believes that large discounts or premiums to the net asset value of WEBS should not be sustainable. There can be no assurance that the requirements of the AMEX necessary to maintain the listing of WEBS will continue to be met or will remain unchanged or that an active trading market will be maintained for the WEBS of any particular WEBS Index Series. The AMEX may remove the WEBS of a WEBS Index Series from listing if (1) following the initial twelve-month period beginning upon the commencement of trading of a WEBS Index Series, there are fewer than 50 beneficial holders of the WEBS of such WEBS Index Series for 30 or more consecutive trading days, (2) the value of the underlying index or portfolio of securities on which such WEBS Index Series is based is no longer calculated or available or (3) such other event occurs or condition exists that, in the opinion of the AMEX, makes further dealings on the AMEX inadvisable. In addition, the AMEX will remove the WEBS from listing and trading upon termination of the Index Fund.

During the trading day, an indicative optimized portfolio value ("IOPV") is disseminated on Bloomberg for each WEBS Index Series. The IOPV on a per WEBS basis should not be viewed as a real time update of the net asset value per WEBS share of the Fund, which is calculated only once a day. See "Exchange Listing and Trading" in the Index Fund's Statement of Additional Information for additional details.

Investment Considerations and Risks

An investment in the WEBS of a WEBS Index Series involves risks similar to those of investing in a broadly-based portfolio of equity securities traded on exchanges in the relevant foreign securities market, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in stock prices. Investing in WEBS generally involves certain risks and considerations not typically associated with investing in a fund that invests in the securities of U.S. issuers. These risks could include generally less liquid and less efficient securities markets; generally greater price volatility; exchange rate fluctuations and exchange controls; less publicly available information about issuers; the imposition of withholding or other taxes; restrictions on the expatriation of funds or other assets of a WEBS Index Series; higher transaction and custody costs; delays attendant in settlement procedures; difficulties in enforcing contractual obligations; lesser liquidity and the significantly smaller market capitalization of most non-U.S. securities markets; lesser levels of regulation of the securities markets; different accounting, disclosure and reporting requirements; more substantial government involvement in the economy; higher rates of inflation; greater social, economic, and political uncertainty and the risk of nationalization or expropriation of assets and risk of war. Certain WEBS Index Series' specific considerations are set forth in the Index Fund's Statement of Additional Information.

Volatility of Foreign Equity Markets. The U.S. dollar performance of foreign equity markets, particularly emerging markets, has generally been substantially more volatile than that of U.S. markets. For example, from October 8, 1992 to October 8, 1997, the average price volatility of the Standard and Poor's 500 Index, a broad measure of the U.S. equity market, was 9.82%. In contrast, during the same period, the average price volatility of the respective MSCI Indices was as follows: the MSCI Austria (14.21%), the MSCI Belgium (11.11%), the MSCI France (13.59%), the MSCI Germany (12.47%), the MSCI Italy (24.63%), the MSCI Netherlands (11.71%), the MSCI Spain (17.52%), the MSCI Sweden (17.89%), the MSCI Switzerland (14.13%), and the MSCI United Kingdom (11.18%). Short-term volatility in these markets can be significantly greater.

Foreign Currency Fluctuations. Because each WEBS Index Series' assets are generally invested in non-U.S. securities, and because a substantial portion of the revenues and income of each WEBS Index Series are received in a foreign currency, while WEBS Index Series dividends and other distributions are paid in U.S. dollars, the dollar value of a WEBS Index Series' net assets are adversely affected by reductions in the value of subject foreign currency relative to the dollar and are positively affected by increases in the value of such currency relative to the dollar. Also, government or monetary authorities have imposed and may in the future impose exchange controls that could adversely affect exchange rates. Any such currency fluctuations will affect the net asset value of a WEBS Index Series irrespective of the performance of its underlying portfolio. Other than to facilitate settlements in local markets or to protect against currency exposure in connection with its distributions to shareholders or borrowings, the Index Fund does not expect to engage in currency transactions for the purpose of hedging against the decline in value of any foreign currencies.

Concentration and Lack of Diversification of Certain WEBS Index Series. Each WEBS Index Series included in the Trust (except for the United Kingdom WEBS Index Series) is classified as "non-diversified" for purposes of the 1940 Act, which means each of those WEBS Index Series is not limited by the 1940 Act with regard to the portion of its assets that may be invested in the securities of a single issuer. In addition, a number of WEBS Index Series concentrate their investments in particular industries. See "Investment Policies" herein. However, each WEBS Index Series, regardless of whether classified as non-diversified, intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code, in order to relieve the WEBS Index Series of any liability for Federal income tax to the extent that its earnings are distributed to shareholders. See "Dividends and Capital Gains Distributions" and "Tax Matters." Compliance with the diversification requirements of the Internal Revenue Code severely limits the investment flexibility of certain WEBS Index Series and makes it less likely that such WEBS Index Series will meet their investment objectives.

The stocks of particular issuers, or of issuers in particular industries, may dominate the benchmark indices of certain WEBS Index
Series and, consequently, the investment portfolios of such WEBS Index Series, which may adversely affect the performance of such WEBS Index Series or subject such WEBS Index Series to greater price volatility than that experienced by more diversified investment companies. The WEBS of a WEBS Index Series may be more susceptible to any single economic, political or regulatory occurrence than the portfolio securities of an investment company that is more broadly invested than the subject WEBS Index Series in the equity securities of the relevant market.
Information concerning the companies and industry sectors that represent the largest components of the various benchmark indices is set forth above under "The Benchmark MSCI Indices Utilized by the WEBS Index Series."

As indicated above, the WEBS have been listed for trading on the AMEX. There can be no assurance that active trading markets for the WEBS will be maintained. The Distributor does not maintain a secondary market in WEBS. Trading in WEBS on the AMEX may be halted due to market conditions or for reasons that, in the view of the AMEX, make trading in WEBS inadvisable. In addition, trading in WEBS on the AMEX is subject to trading halts caused by extraordinary market volatility pursuant to AMEX

"circuit breaker" rules that require trading in securities on the AMEX to be halted in the event of specified market moves. There can be no assurance that the requirements of the AMEX necessary to maintain the listing of any WEBS Index Series will continue to be met or will remain unchanged. See "Exchange Listing and Trading of WEBS."

The net asset value of the WEBS of a WEBS Index Series fluctuate with changes in the market value of the portfolio securities of the WEBS Index Series and changes in the market rate of exchange between the U.S. dollar and the subject foreign currency. On January 1, 1999 the euro will become the official currency of the member states of the European Union participating in the Economic and Monetary Union ("EMU"). From the start of EMU, the national currencies of the participating countries will cease to be independent currencies in their own right. The conversion rates between the member states' national currencies and the euro will be irrevocably fixed on January 1, 1999. Although the euro will be the legal currency in the participating member states, existing national currency bank deposits will remain available during the 1999-2001 transition period, and existing notes and coins will remain legal tender for cash transactions until mid-2002. The conversion of the national currencies of the participating countries for the euro could negatively impact the market rate of exchange between such currencies (or the newly created euro) and the U.S. dollar. The market prices of WEBS fluctuate in accordance with changes in net asset value and supply and demand on the AMEX. The Index Fund cannot predict whether WEBS will trade below, at or above their net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for WEBS will be closely related to, but not identical to, the same forces influencing the prices of the stocks of the subject MSCI Index trading individually or in the aggregate at any point in time. However, given that WEBS can be created and redeemed in Creation Unit aggregations (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the Index Fund believes that large discounts or premiums to the net asset value of WEBS should not be sustainable.

Lending of Securities. Although each WEBS Index Series receives collateral in connection with all loans of portfolio securities, and such collateral is marked to market, the WEBS Index Series would be exposed to the risk of loss should a borrower default on its obligation to return the borrowed securities (e.g., the loaned securities may have appreciated beyond the value of the collateral held by the Fund). In addition, each WEBS Index Series bears the risk of loss of any collateral that it invests in Short-Term Investments.

Use of Certain Instruments. The risk of loss associated with futures contracts is potentially unlimited due both to the low margin deposits required and the extremely high degree of leverage involved in futures pricing. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain. However, no WEBS Index Series will use futures contracts, options or swap agreements for speculative purposes or to leverage its net assets and each WEBS Index Series will comply with applicable SEC requirements regarding the segregation of assets in connection with futures positions. Accordingly, the primary risks associated with the use of futures contracts, options and swap agreements by a WEBS Index Series are: (i) imperfect correlation between the change in market value of the stocks in the benchmark index or held by the WEBS Index Series and the prices of futures contracts, options and swap agreements; (ii) possible lack of a liquid secondary market for a futures contract or listed option and the resulting inability to close futures or listed option positions prior to their maturity date; and (iii) the risk of the counterparty or guaranteeing agent defaulting. Over-the-counter options and swap agreements are generally less liquid than exchange traded securities and the SEC staff considers most over-the-counter options to be illiquid. The Index Fund will treat such options as illiquid to the extent required by applicable SEC staff positions. Illiquid assets may not represent more than 15% of the net assets of a WEBS Index Series.

Since there are generally no futures traded on the MSCI Indices, it may be necessary for a WEBS Index Series to utilize other futures contracts or combinations thereof to simulate the performance of the relevant MSCI Index. This process may magnify the "tracking error" of the WEBS Index Series' performance compared to that of the MSCI Index, due to the lower correlation of the selected futures with the MSCI Index. The Adviser will attempt to reduce this tracking error by investing in futures contracts whose behavior is expected to represent the market performance of the WEBS Index Series' underlying securities, although there can be no assurance that these selected futures will in fact correlate with the performance of the relevant MSCI Index. Certain foreign stock index futures contracts and options thereon are not currently available to U.S. persons such as the Index Fund under applicable law.

See also "Special Considerations and Risks" in the Index Fund's
Statement of Additional Information.

Determination of Net Asset Value

Net asset value per share for each WEBS Index Series is computed by dividing the value of the net assets of such WEBS Index Series (i.e., the value of its total assets less total liabilities) by the total number of WEBS outstanding, rounded to the nearest cent. Expenses and fees, including the management, administration and distribution fees, are accrued daily and taken into account for purposes of determining net asset value. The net asset value of each WEBS Index Series is determined as of the close of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 p.m., New York City time) on each day that such exchange is open.

In computing a WEBS Index Series' net asset value, the WEBS Index Series' portfolio securities are valued based on their last quoted current price. Price information on listed securities is taken from the exchange where the security is primarily traded. Securities regularly traded in the over-the-counter market are valued at the latest quoted bid price. Other portfolio securities and assets for which market quotations are not readily available are valued based on fair value as determined in good faith by the Adviser in accordance with procedures adopted by the Board of Directors of the Index Fund. Foreign currency values are converted into U.S. dollars using the same exchange rates utilized by MSCI in the calculation of the relevant MSCI Indices (currently, exchange rates as of 4:00 p.m. London time).

Creation Units

The Index Fund issues and redeems WEBS of each WEBS Index Series only in aggregations of WEBS specified for each WEBS Index Series and referred to as "Creation Units." The Trust has acquired WEBS through the Authorized Participants (as that term is defined in the Index Fund's Statement of Additional Information), which may be derived from Creation Units, or in open market transactions on the AMEX. The Trust has not purchased Creation Units from the Index Fund.

Dividends and Capital Gains Distributions

Dividends from net investment income, including net foreign currency gains, if any, are declared and paid at least annually and net realized securities gains, if any, are distributed at least annually. Dividends may be declared and paid more frequently than annually for certain WEBS Index Series to improve tracking error or to comply with the distribution requirements of the Internal Revenue Code. In addition, the Index Fund intends to distribute at least annually amounts representing the full dividend yield on the underlying portfolio securities of each WEBS Index Series net of expenses of such WEBS Index Series, as if such WEBS Index Series owned such underlying portfolio securities for the entire dividend period. As a result, some portion of each distribution may result in a return of capital. See "Tax Matters." Dividends and securities gains distributions are distributed in U.S. dollars and cannot be automatically reinvested in additional WEBS. The Index Fund will inform shareholders within 60 days after the close of the WEBS Index Series' taxable year of the amount and nature of all distributions made to them.

Tax Matters

Each WEBS Index Series intends to qualify for and to elect treatment as a "regulated investment company" under Subchapter M of the Internal Revenue Code. As a regulated investment company, a WEBS Index Series is not subject to U.S. Federal income tax on its income and gains that it distributes to shareholders, provided that it distributes annually at least 90% of its investment company taxable income. Investment company taxable income generally includes income from dividends and interest and gains and losses from currency transactions net of operating expenses plus the WEBS Index Series' net short-term capital gains in excess of its net long-term capital losses. Each WEBS Index Series distributes to its shareholders at least annually all of its investment company taxable income and any realized net long-term capital gains.

Dividends paid out of a WEBS Index Series' investment company taxable income are taxable to a US. investor as ordinary income. Distributions of net long-term capital gains, if any, in excess of net short-term capital losses are taxable to a U.S. investor as long-term capital gains, regardless of how long the investor has held the WEBS. Dividends paid by a WEBS Index Series generally will not qualify for the deduction for dividends received by corporations. Distributions in excess of a WEBS Index Series' current and accumulated earnings and profits are treated as a tax-free return of capital to each of the WEBS Index Series' investors to the extent of the investor's basis in its WEBS, and as capital gain thereafter. Any dividend declared by a WEBS Index Series in October, November or December of any calendar year and payable to investors of record on a specified date in such a month shall be deemed to have been received by each investor on December 31 of such calendar year and to have been paid by the WEBS Index Series not later than such December 31 so long as the dividend is actually paid by the WEBS Index Series during January of the following calendar year. A distribution by a WEBS Index Series will reduce its net asset value per share and may be taxable to the investor as ordinary income or net capital gain as described above even though, from an investment standpoint, it may constitute a return of capital and this phenomenon may be more pronounced given the WEBS Index Series' policy of making distributions in excess of the sum of its investment company taxable income and its net long-term capital gains.

Any gain or loss realized upon a sale or redemption of WEBS by a shareholder that is not a dealer in securities is generally treated as long-term capital gain or loss if the WEBS have been held for more than eighteen months, a mid-term capital gain or loss if held for more than twelve months up to and including eighteen months and otherwise as a short-term capital gain or loss. However, if WEBS on which an adjusted net long-term capital gain distribution or a mid-term capital gain distribution has been received are subsequently sold or redeemed and such WEBS have been held for six months or less, any loss realized will be treated as either an adjusted net long-term capital loss or a mid-term capital loss to the extent that it offsets the corresponding adjusted net long-term capital gain distribution or mid-term capital gain distribution. Moreover, any loss realized on a sale or exchange of WEBS will be deferred to the extent that the shares disposed of are replaced within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares, in which case the basis of the shares acquired will be adjusted upward to reflect the deferred loss.

Each WEBS Index Series may be subject to foreign income taxes withheld at source. As more than 50% of the value of the total assets of each WEBS Index Series at the close of its taxable year will consist of stock or securities of foreign corporations, a WEBS Index Series will be eligible (and intends) to file an election with the Internal Revenue Service to "pass through" to its investors the amount of foreign income taxes (including withholding taxes) paid by the WEBS Index Series, provided that the WEBS Index Series and its investor held the security on the dividend entitlement date and for at least fifteen additional days immediately before and/or thereafter. Subject to certain limitations, the foreign income taxes passed through may qualify as a deduction in calculating U.S. taxable income or as a credit in calculating U.S. Federal income tax. Each investor will be notified of the investor's portion of the foreign income taxes paid to each country and the portion of dividends that represents income derived from sources within each country.

The Index Fund may be required to withhold for U.S. Federal income tax purposes 31% of the dividends and distributions payable to investors who fail to provide the Index Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the U.S. Internal Revenue Service that they are subject to backup withholding. Backup withholding is not an additional tax; amounts withheld may be credited against the investor's U.S. Federal income tax liability.

An investor in a WEBS Index Series that is a foreign corporation or an individual who is a nonresident alien for U.S. tax purposes will be subject to significant adverse U.S. tax consequences. For example, dividends paid out of a WEBS Index Series' investment company taxable income will generally be subject to U.S. Federal withholding tax at a rate of 30% (or lower treaty rate if the foreign investor is eligible for the benefits of an income tax treaty). Foreign investors are urged to consult their own tax advisors regarding the U.S. tax treatment, in their particular circumstances, of ownership of shares in a WEBS Index Series.

For further information on taxes see "Taxes" in the Index Fund's
Statement of Additional Information.

Performance

The performance of the WEBS Index Series may be quoted in advertisements, sales literature or reports to shareholders in terms of average annual total return, cumulative total return and yield.

Quotations of average annual total return will be expressed in terms of average annual rate of return of a hypothetical investment in a WEBS Index Series over periods of 1, 5 and 10 years (or the life of the WEBS Index Series, if shorter). Such total return figures reflect the deduction of a proportional share of such WEBS Index Series' expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid.

Quotations of a cumulative total return are calculated for any specified period by assuming a hypothetical investment in a WEBS Index Series on the date of the commencement of the period and assume that all dividends and distributions are reinvested on ex-date. However, currently there is no dividend reinvestment option available to shareholders of WEBS and such calculation is provided for informational purposes only. The net increase or decrease in the value of the investment over the period is divided by its beginning value to arrive at cumulative total return. Total return calculated in this manner will differ from the calculation of average annual total return in that it is not expressed in terms of an average rate of return.

The yield of a WEBS Index Series refers to income generated by an investment in such WEBS Index Series over a specified 30-day (one month) period. Yields for the WEBS Index Series are expressed as annualized percentages.

Quotations of average annual total return, cumulative total return or yield reflect only the performance of a hypothetical investment in a WEBS Index Series during the particular time period on which the calculations are based. Such quotations for a WEBS Index Series will vary based on changes in market conditions and the level of such WEBS Index Series' expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

General Information

The Index Fund is organized as a Maryland corporation. The Articles of Incorporation, as amended, currently permit the Index Fund to issue 6 billion shares of common stock with a par value of $.001 per share. Fractional shares will not be issued. In addition to the seventeen WEBS Index Series currently existing, the Board of Directors of the Index Fund may designate additional series of common stock and classify shares of a particular series into one or more classes of that series. Any such additional series may seek to track the investment results represented by an equity securities index compiled by MSCI or by another index compiler. The shares of each series are fully paid and non-assessable; have no preference as to conversion, exchange, dividends, retirement or other features; and have no pre-emptive rights. Each share has one vote with respect to matters upon which a shareholder vote is required; shareholders have no cumulative voting rights with respect to their shares. Shares of all series vote together as a single class except that if the matter being voted on affects only a particular WEBS Index Series it will be voted on only by that WEBS Index Series and if a matter affects a particular WEBS Index Series differently from other WEBS Index Series, that WEBS Index Series will vote separately on such matter. Annual meetings of shareholders will not be held except as required by the 1940 Act and other applicable law.

Absent an applicable exemption or other relief from the SEC or its staff, officers and directors of the Index Fund and beneficial owners of 10% of the WEBS of a WEBS Index Series ("Insiders") would be subject to the insider reporting, short-swing profit and short sale provisions in
Section 16 of the Exchange Act and the SEC's rules thereunder. In a "no action letter", the SEC staff advised the Index Fund that the staff will not recommend SEC enforcement action if Insiders do not file reports required by Section 16(a) of the Exchange Act and the rules thereunder with respect to transactions in the WEBS of the relevant WEBS Index Series. Insiders should consult with their own legal counsel concerning their obligations under Section 16 of the Exchange Act, and should note that the no action letter does not address other requirements under the Exchange Act, including those imposed by Section 13(d) thereof and the rules thereunder.

Independent Auditors audit the Index Fund's financial statements annually.

Available Information

The information contained herein does not contain all the information included in the Registration Statement for the Index Fund filed with the

SEC under the Securities Act of 1933 with respect to the securities offered hereby, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The Registration Statement, including the exhibits filed therewith and the Statement of Additional Information, may be examined at the offices of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington D.C. 20549. Such documents and other information concerning the Index Fund may also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

Statements contained herein as to the contents of any agreement or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such agreement or other document filed as an exhibit to the Registration Statement for the Index Fund each such statement being qualified in all respects by such reference.

Shareholder inquiries may be directed to the Index Fund in writing, to c/o PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

Risk Factors. The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Due to the relatively short duration of the Trust, there is no guarantee that the Trust's objective will be achieved or that the Trust will provide for capital appreciation in excess of the Trust's expenses. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation. In fact, no Equity Security will be sold prior to termination of the Trust (except to satisfy redemption requests or to pay expenses and in certain other limited circumstances) even if the Sponsor comes to believe that such Equity Security no longer has the potential for capital appreciation, or issues a "sell" recommendation with respect to such Equity Security.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the 1940 Act from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the value at the time they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of the Trust and during the Special Redemption and Liquidation Period) and other factors.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional

Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities or cash in connection with the issuance of additional Units).

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the common stocks contained in each WEBS Index Series contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on the Equity Securities contained in the Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the Equity Securities) plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus an initial sales charge with respect to the Trust equal to the difference between the maximum sales charge for the Trust (3.95% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.295 per Unit for the Trust) divided by the amount of Units of the Trust outstanding. Commencing ________, 1998, and on the last business day of each month thereafter, through ________, 1998, Unit holders will be assessed a deferred sales charge of $.295 per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 3.95% of the Public Offering Price (equivalent to 3.990% of the net amount invested, exclusive of the deferred sales charge).

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the initial offering period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge (equal to the difference between the maximum sales charge for the Trust (3.95% of the Public Offering Price) and the maximum remaining deferred sales charge) and the remaining deferred sales charge payments, divided by the number of outstanding Units of the Trust.

The minimum amount an investor may purchase in the Trust is $1,000. The applicable sales charge of the Trust for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


                                                                              Maximum
Dollar Amount of Transaction                                                  Sales           Net Dealer
at Public Offering Price*                                     Discount        Charge          Concession
____________________________                                  ________        _______         __________
$50,000 but less than $100,000                                %               %               %
$100,000 but less than $150,000                               %               %               %
$150,000 but less than $1,000,000                             %               %               %
$1,000,000 or more                                            %               %               %
____________

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the Principal Underwriters or selling dealer. The sales charge reduction for quantity purchases will not apply to Rollover Unit holders. Rollover
Unit holders of prior series of the Trusts may purchase Units of the Trusts subject to a maximum sales charge of ____% of the Public Offering Price, deferred as set forth above. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from the dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, related companies of the Sponsor, Principal Underwriter, dealers and their affiliates and vendors providing services to the Sponsor will be able to purchase Units at the Public Offering Price, less the applicable dealer concession.

Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: since the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If, in the future, the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The calculation of the aggregate underlying value of the Equity Securities for secondary market sales is determined in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. During such period, the Sponsor may deposit additional Equity Securities or cash in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales will be made to dealers and others at
prices which represent a concession or agency commission of        % of
the Public Offering Price for primary and secondary market sales. The Principal Underwriter, dealers and others will receive a concession or
agency commission of $        per Unit on purchases by Rollover Unit
holders ($           for rollover purchases of $1,000,000 or more). In
addition, the Principal Underwriter, dealers and others will receive a
maximum concession of up to $         per Unit on purchases of Units
resulting from the automatic reinvestment of income or capital distributions into additional Units. Such concession will vary based upon the month of the Trust's Initial Date of Deposit.

However, resales of Units of the Trust by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from the Principal Underwriter, brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which the dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of the dealers may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to the qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. or investment strategies utilized by the Trust (which may show performance net of expenses and charges which the Trust would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, the S&P Industrial Index, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

What are the Sponsor's and Funds Distributor Inc.'s Profits?

The Sponsor of the Trust will receive a gross sales commission equal to 3.95% of the Public Offering Price of the Units (equivalent to 3.990% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" Funds Distributor, Inc. will receive from the Sponsor .12% of the Public Offering Price per Unit sold. The Sponsor reserves the right to change the amount received by Funds Distributor, Inc. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments." During the initial offering period, the Principal Underwriters, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by such entities upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 3.95%) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his or her name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated (book entry) form. ONLY UNIT HOLDERS WHO ELECT TO HOLD UNITS IN UNCERTIFICATED

(BOOK ENTRY) FORM ARE ELIGIBLE TO PARTICIPATE AS A ROLLOVER UNIT HOLDER. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated (book entry) Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in the Trust as part of the final liquidation distribution. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his or her Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of the Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of the Trust, automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day in which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no in-kind distribution request submitted during the nine business days prior to the Mandatory

Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his or her pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size of the Trust will be and the diversity of the Trust may be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities (including "when issued" contracts, if any) held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities will be determined in the following manner: since the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If, in the future, the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the

Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Equity Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

If the 2000 Trust is offered to investors, a special redemption and liquidation will be made of all Units of the Trust held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unit holder by the Rollover Notification Date specified in the "Summary of Essential Information."

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information"), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than ten business days, and it could be as short as one day, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Equity Securities: for highly liquid Equity Securities, the Sponsor will generally sell Equity Securities on the first day of the Special Redemption and Liquidation Period; for less liquid Equity Securities, on each of the first two days of the Special Redemption and Liquidation Period, the Sponsor will generally sell any amount of any underlying Equity Securities at a price no less than 1/2 of one point under the closing sale price of those Equity Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Equity Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Special Redemption and Liquidation Period.

The Rollover Unit holders' proceeds will be invested in the 2000 Trust, if it is registered and offered for sale. The proceeds of redemption available on each day will be used to buy 2000 Trust Units as the proceeds become available at the Public Offering Price of the 2000 Trust, including a reduced sales charge per Unit. Units purchased other than with redemption proceeds will be subject to the full sales charge.

The Sponsor intends to create 2000 Trust Units as quickly as possible, dependent upon the availability and reasonably favorable prices of the equity securities included in the 2000 Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the 2000 Trust Units. There can be no assurance, however, that the 2000 Trust will be created, or if created, as to the exact timing of the creation of the 2000 Trust Units or the aggregate number of 2000 Trust Units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new Units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in 2000 Trust Units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create Units, the Sponsor anticipates that sufficient Units can be created, although moneys in the 2000 Trust may not be fully invested on the next business day.

Any Rollover Unit holder may thus be redeemed out of the Trust and become a holder of an entirely different Trust, the 2000 Trust, with a different portfolio of equity securities. The Rollover Unit holders' Units will be redeemed In-Kind and the distributed Equity Securities shall be sold during the Special Redemption and Liquidation Period. In accordance with the Rollover Unit holders' offer to purchase the 2000 Trust Units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 2000 Trust, at the public offering price, including a reduced sales charge per Unit.

This process of redemption, liquidation, and investment in a new Trust is intended to allow for the fact that the portfolios selected are chosen on the basis of growth and income potential only for two years, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a new trust will be available for the 2000 Trust and each subsequent series of the Trust, approximately a year after that Series' creation. However, there is no assurance that any such subsequent series of the Trust will be offered.

The Sponsor believes that the gradual redemption, liquidation and investment in the Trust will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Equity Securities in the Trust in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unit holders could then receive a less favorable average Unit price than if they bought all their Units of the Trust on any given day of the period.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the 2000 Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation may be an amount of cash attributable to the distribution of dividend income; accordingly, Rollover Unit holders also will not have cash distributed to pay any taxes. See "What is the Federal Tax Status of Unit holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit Holders") will continue to hold Units of the Trust as described in this Prospectus until the Trust is terminated or until the Mandatory Termination Date listed in the Summary of Essential Information, whichever occurs first. These Remaining Unit holders will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge. If a large percentage of Unit holders become Rollover Unit holders, the aggregate size of the Trust will be sharply reduced. As a consequence, expenses, if any, in excess of the amount to be borne by the Trustee would constitute a higher percentage amount per Unit than prior to the Special Redemption, Liquidation and Investment in the 2000 Trust. The Trust might also be reduced below the Discretionary Liquidation Amount listed in the Summary of Essential Information because of the lesser number of Units in the Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Equity Securities; if so, the Sponsor could then choose to liquidate the Trust without the consent of the remaining Unit holders. See "Other Information-How May the Indenture be Amended or Terminated?" The Equity Securities remaining in the Trust after the Special Redemption and Liquidation Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Equity Securities.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 2000 Trust or any subsequent series of the Trust, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation Period would have commenced. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "Rights of Unit Holders-How May Units be Redeemed?" The Sponsor may modify the terms of the 2000 Trust or any subsequent series of the Trust. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such

Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee. Their respective activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the 1940 Act.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trust's portfolio transactions.

           INFORMATION AS TO SPONSOR, FUNDS DISTRIBUTOR, INC.,
                          TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities.

Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, FT Series (formerly knows as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

Who is Funds Distributor, Inc.?

Funds Distributor, Inc. is a Principal Underwriter of the Trust as well as distributor and principal underwriter of WEBS of the WEBS Index Series. Its address is 60 State Street, Suite 1300, Boston, MA 02109. Funds Distributor, Inc. is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in the Trust during the primary offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by a broker/dealer, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that the Trust may be reduced below the Discretionary Liquidation Amount and that the Trust could therefore be terminated at that time before the Mandatory Termination Date of the Trust.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date of the Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the Trust. Qualifying Unit holders requesting an In-Kind Distribution will receive cash in lieu of fractional shares of the Equity Securities. A Unit holder receiving an In-Kind Distribution may, of course, at any time after the Equity Securities are distributed to him or her by the Trust, sell all or a portion of the Equity Securities. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 229

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 229, comprised of WEBS European Strategic Alliance Trust, Series 1, as of the opening of business on ____________, 1998. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on ____________, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 229, comprised of WEBS European Strategic Alliance Trust, Series 1, at the opening of business on ____________, 1998 in conformity with generally accepted accounting principles.



                                   ERNST & YOUNG LLP

Chicago, Illinois
____________, 1998

Page 52
                                                  Statement of Net Assets
                         WEBS EUROPEAN STRATEGIC ALLIANCE TRUST, SERIES 1
                                                                   FT 229
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998


                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                   $
Organizational and offering costs (3)
                                                                                                            __________

Less accrued organizational and offering costs (3)                                                             ( )
Less liability for deferred sales charge (4)                                                                   ( )
                                                                                                            __________
Net assets                                                                                                  $
                                                                                                            ==========
Units outstanding
                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                       $
Less sales charge (5)                                                                                          ( )
                                                                                                            __________
Net assets                                                                                                  $
                                                                                                            ==========


                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $          issued by
The Chase Manhattan Bank has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed one year from the Initial Date of Deposit. The estimated
organizational and offering costs are based on                 Units of
the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust
($.295 per Unit), payable to the Sponsor in ten equal monthly installments beginning on ________, 1998, and on the last business day of each month thereafter through ________, 1998. If Units are redeemed prior to ________, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a maximum total sales charge computed at the rate of 3.95% of the Public Offering Price (equivalent to 3.990% of the net amount invested, exclusive of the deferred sales charge) assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

Page 53

                                                  Schedule of Investments
                         WEBS EUROPEAN STRATEGIC ALLIANCE TRUST, SERIES 1
                                                                   FT 229
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998


                                                                                 Approximate
                                                                                 Percentage       Market       Cost of
                                                                                 of Aggregate     Value        Equity
Number           Ticker Symbol and                                               Offering         per          Securities
of Shares        Name of Issuer of Equity Securities (1)                         Price (3)        Share        to Trust (2)
_________        _______________________________________                         ____________     ______       ____________
                                                                                  %               $            $
                                                                                  %
                                                                                  %
                                                                                  %
                                                                                  %
                                                                                  %
                                                                                  %
                                                                                 _______                       ________
                                Total Investments                                 100%                         $
                                                                                 =======                       ========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on ________, 1998. The Trust has a mandatory termination date of ________, 2000.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $             and $          , respectively.

(3)The portfolio may contain additional Equity Securities each of which will not exceed approximately ___% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.


Page 54

                 This page is intentionally left blank.

Page 55
CONTENTS:

Summary of Essential Information:
    WEBS European Strategic Alliance Trust, Series 1      4
FT 229:
    What is the FT Series?                                6
    What are the Expenses and Charges?                    7
    What is the Federal Tax Status of Unit Holders?       8
    Are Investments in the Trust Eligible for
       Retirement Plans?                                 12
Portfolio:
    What are the WEBS Index Series?                      12
    What are Some Additional Considerations for
       Investors?                                        32
          Risk Factors                                   32
Public Offering:
    How is the Public Offering Price Determined?         34
    How are Units Distributed?                           36
    What are the Sponsor's and Funds Distributor Inc.'s

          Profits?                                       37
    Will There be a Secondary Market?                    38
Rights of Unit Holders:
    How is Evidence of Ownership Issued
       and Transferred?                                  38
    How are Income and Capital Distributed?              39
    What Reports will Unit Holders Receive?              39
    How May Units be Redeemed?                           40
    Special Redemption, Liquidation and Investment
       in a New Trust                                    41
    How May Units be Purchased by the Sponsor?           43
    How May Equity Securities be
       Removed from the Trust?                           43
Information as to Sponsor, Funds Distributor, Inc.,
       Trustee and Evaluator:
    Who is the Sponsor?                                  44
    Who is Funds Distributor, Inc.?                      44
    Who is the Trustee?                                  45
    Limitations on Liabilities of Sponsor and Trustee    45
    Who is the Evaluator?                                45
Other Information:
    How May the Indenture be Amended or Terminated?      46
    Legal Opinions                                       47
    Experts                                              47
Report of Independent Auditors                           48
Statement of Net Assets                                  49
Notes to Statement of Net Assets                         49
Schedule of Investments                                  50

                                     ___________

When Units of the Trust are no longer available, or for investors who will reinvest into subsequent series of the Trust, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                 WEBS EUROPEAN STRATEGIC ALLIANCE TRUST
                                SERIES 1

                          Nike Securities, L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141



                         FUNDS DISTRIBUTOR, INC.
                       60 State Street, Suite 1300
                       Boston, Massachusetts 02109

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                           ____________, 1998

Page 56

                               -APPENDIX-

The graph which appears on pages 24-28 of the prospectus measures the total return on an annual basis of the MSCI Index of each of the countries listed below.

                           1988    1989      1990      1991       1992       1993       1994       1995     1996      1997
                           ______  _______   _______   _______    _______    ______     ______     ______   ______     ____
MSCI Austria Index          0.57%  103.91%     8.33%   -12.23%    -10.55%    28.09%     -6.28%      4.72%   12.81%    -3.00%
MSCI Belgium Index         53.63%   17.29%   -10.98%    13.77%     -1.47%    23.51%      8.24%     25.88%   21.08%     4.60%
MSCI France Index          37.87%   36.15%   -13.83%    17.83%      2.81%    20.91%     -5.18%     14.12%   29.68%     2.60%
MSCI Germany Index         20.60%   46.26%    -9.36%     8.16%    -10.27%    35.64%      4.66%     16.41%   23.03%    15.40%
MSCI Italy Index           11.46%   19.42%   -19.19%    -1.82%    -22.22%    28.53%     11.56%      1.05%    8.64%    14.50%
MSCI Netherlands Index     14.19%   35.79%    -3.19%    17.80%      2.30%    35.28%     11.70%     27.71%   37.19%    17.00%
MSCI Spain Index           13.53%    9.76%   -13.85%    15.63%    -21.87%    28.78%     -4.80%     29.83%   49.10%    11.60%
MSCI Sweden Index          48.33%   31.79%   -20.99%    14.42%    -14.41%    36.99%     18.34%     33.36%   41.08%    13.40%
MSCI Switzerland Index      6.18%   26.21%    -6.23%    15.77%     17.23%    45.79%      3.54%     44.12%   19.65%    20.90%
MSCI United Kingdom Index   5.95%   21.87%    10.29%    16.02%     -3.65%    24.44%     -1.63%     21.27%   15.78%     12.5%




                           MEMORANDUM

                           Re:  FT 229

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 211, which is the current fund, and FT 229, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 211 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule




                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 229 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 23, 1998.

                           FT 229
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                     Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        March 23, 1998
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of Nike
                       Securities Corporation,
                       the General Partner
                       of Nike Securities L.P.


___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.




                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 229 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).




___________________________________
* To be filed by amendment.

                               S-5